Form 10-K, Exhibit 13
period 2024-12-31
Magnolia Bancorp, Inc.
filed 2025-03-28
CIK 2033615

Exhibit 13.0

2024 Annual Report to Shareholders

March 28, 2025

Dear Valued Shareholder:

I would like to thank you for becoming a shareholder and investing in our future.

In 1885, the Statute of Liberty arrived in New York Harbor, the Washington Monument was dedicated, the United States Post Office offered special delivery for First Class mail, Grover Cleveland was inaugurated as the twenty-second President of the United States, and Mutual Savings and Loan Association was established on May 1.

Mutual Savings will celebrate 140 years of operation in 2025. During that time, Mutual Savings has experienced many challenges and survived them all: the Great Depression, two World Wars, two pandemics, and many devastating weather events. As predicted in our prospectus for our initial public offering, we had a loss for the year ended December 31, 2024 due to the elevated level of interest rates and an increase in our cost of funds. However, we have survived that challenging year and our capital remains very strong.

In January 2025, another momentous event occurred in Mutual Savings’ long history, as it successfully completed its conversion to stock form and became a wholly owned subsidiary of Magnolia Bancorp. Our stock trades on the OTCQB under the symbol MGNO.

With all of the changes we have experienced, our customer service remains a primary focus as it has for 140 years. We attribute our success to our loyal customers and caring, dedicated staff. We look forward to a brighter future.

Sincerely,

Michael L. Hurley

Chairman of the Board, President and Chief Executive Officer

SELECTED FINANCIAL AND OTHER DATA

Set forth below is selected financial and other data of Mutual Savings and Loan Association for the periods and at the dates indicated. The following is only a summary and should be read in conjunction with the information included elsewhere in this annual report, including the financial statements beginning on page 20 of this annual report. The information at and for the years ended December 31, 2024 and 2023 is derived in part from the audited financial statements that appear elsewhere in this annual report.

	2024	2023	2022
	(dollars in thousands)
Selected Financial Condition Data:
Total assets	$43,962	$35,803	$39,169
Cash and cash equivalents	9,940	1,710	3,603
FHLB stock	351	333	318
Loans receivable, net	30,627	31,981	33,506
Total deposits	29,535	20,856	24,778
FHLB advances	-	500	-
Total equity	$13,916	$14,016	$13,930

	Year Ended December 31,
	2024	2023	2022
	(dollars in thousands)
Selected Operating Data:
Total interest income	$1,458	$1,483	$1,419
Total interest expense	390	160	54
Net interest income	1,068	1,323	1,365
Provision for credit losses	-	-	-
Net interest income after provision for credit losses	1,068	1,323	1,365
Total non-interest income	35	36	60
Total non-interest expense	1,230	1,250	1,434
Income (loss) before income taxes	(127)	109	(9)
Income tax provision (benefit)	(27)	23	(3)
Net income (loss)	$(100)	$86	$(6)

Selected Performance Ratios:(1)
Average yield on interest-earning assets	4.28%	4.12%	3.29%
Average rate on interest-bearing liabilities	1.85	0.71	0.19
Average interest rate spread(2)	2.43	3.41	3.10
Net interest margin(2)	3.13	3.68	3.17
Average interest-earning assets to average interest-bearing liabilities	161.80	158.94	150.34
Net interest income after provision for credit losses to non-interest expense	86.83	105.76	95.19
Total non-interest expense to average assets	3.41	3.33	3.26
Efficiency ratio(3)	111.51	91.99	100.63
Return on average assets (ratio of net income to average total assets)	(0.28)	0.23	(0.01)
Return on average equity (ratio of net income to average equity)	(0.72)%	0.61%	(0.04)%

(Footnotes on following page)

	At or For the Year Ended December 31,
	2024	2023	2022

Asset Quality Ratios:(4)
Non-performing loans as a percent of total loans receivable(5)	-%	0.11%	0.10%
Non-performing assets as a percent of total assets(5)	0.09	0.09	0.09
Allowance for credit losses as a percent of total loans outstanding	0.60	0.62	0.59
Allowance for credit losses as a percent of non-performing loans	-	588.24	588.24
Net charge-offs to average loans receivable	0.05	-	-

Capital Ratios:(4)
Common equity Tier 1 capital (to risk-weighted assets)	73.80	72.99	68.72
Tier 1 leverage (core) capital (to adjusted tangible assets)	73.80	72.99	68.72
Tier 1 risk-based capital (to risk-weighted assets)	74.78	74.03	69.71
Average equity to average assets	37.80%	37.19%	31.58%

Other Data:
Banking offices	2	2	2
Full-time equivalent employees	8	7	7

(1)	With the exception of end of period ratios, all ratios are based on average weekly balances during the indicated periods.

(2)

Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities, and net interest margin represents net interest income as a percentage of average interest-earning assets.

(3)	The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income.

(4)	Asset quality ratios and capital ratios are end of period ratios, except for net charge-offs to average loans receivable.

(5)

Non-performing assets consist of non-performing loans as of the dates indicated, plus $39,000 of other real estate owned as of December 31, 2024. Non-performing loans consist of all loans 90 days or more past due. It is our policy to cease accruing interest on all loans 90 days or more past due. Real estate owned consists of real estate acquired through foreclosure, real estate acquired by acceptance of a deed-in-lieu of foreclosure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects our financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the financial statements, which appear beginning on page ___ of this annual report. You should read the information in this section in conjunction with the business and financial information regarding Magnolia Bancorp and Mutual Savings and Loan Association disclosed in this annual report.

The financial statements and notes thereto included in this annual report are for Mutual Savings and Loan Association, which was still in mutual form as of December 31, 2024. Mutual Savings and Loan Association completed its conversion to stock form on January 14, 2025, at which time it became a wholly owned subsidiary of Magnolia Bancorp, Inc. As part of the conversion, Mutual Savings incorporated Magnolia Bancorp as a Louisiana corporation in May 2024. Prior to completion of the conversion, Magnolia Bancorp did not engage in any active business. Magnolia Bancorp issued 833,750 shares of its common stock in subscription and community offerings for $10.00 per share, including 66,700 shares purchased by its Employee Stock Ownership Plan (the “ESOP”). The net proceeds of the offering were approximately $6,904,087, and Magnolia Bancorp used 50% of the net proceeds to purchase all of Mutual Savings’ newly-issued common stock.

Overview

Mutual Savings and Loan Association’s loan portfolio consists primarily of fixed-rate one- to four-family residential mortgage loans that we have originated. After the conversion, we intend to continue our focus on originating fixed-rate one- to four-family residential mortgage loans, residential construction loans and home equity lines of credit. In prior years, we have also originated commercial real estate loans and multi-family residential loans, and we intend to hire new loan officers to increase our emphasis on these loans. We also originate share loans, which are loans secured by deposit accounts at Mutual Savings and Loan Association. We generally do not purchase or sell loans. We offer a variety of deposit accounts including checking accounts, NOW accounts and certificates of deposit. Mutual Savings and Loan Association is subject to comprehensive regulation and examination by the OCC.

Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets and the interest we pay on our interest-bearing liabilities. Our results of operations also are affected by our provisions for credit losses, non-interest income and non-interest expense. Non-interest income currently consists primarily of rental income, service charges on deposit accounts and other service charges and fees. Non-interest expense currently consists primarily of expenses related to salaries and employee benefits, occupancy and equipment, data processing, audit and regulatory examination fees, director fees, FDIC deposit insurance premiums, and other expenses.

Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

The Federal Reserve Board began increasing its federal funds rate in March 2022 to combat inflation, with 11 increases aggregating 5.25% occurring between March 2022 and July 2023. These increases resulted in substantial increases in market interest rates, including the rates we pay on our certificates of deposit. As interest rates rose during this period, our cost of funds increased and the demand for our fixed-rate loans decreased, resulting in declines in our net interest income. We elected not to match the highest market rates being paid on longer term certificates of deposit in light of the substantial increases in market interest rates, and we shortened the average maturity of our certificates of deposit. In an effort to offset the declines in net interest income during this period, we took steps to control our total non-interest expenses, which decreased in 2023 from 2022 and decreased further in the year ended December 31, 2024 from the year ended December 31, 2023. However, we incurred a net loss in the year ended December 31, 2024 as net interest income decreased by a greater amount than the decrease in total non-interest expense.

In September 2024, the Federal Reserve Board decreased its federal funds rate by 0.50%, which was the first decrease in four years.  The federal funds rate decreased by 0.25% in both November and December 2024 to 4.25% in December 2024. Additional rate reductions in the coming months by the Federal Reserve Board are widely expected by the market. We expect these rate reductions will eventually result in declines in our cost of funds. At December 31, 2024, we had $9.1 million of certificates of deposit scheduled to mature within 12 months, with $3.2 million of such short-term certificates of deposit bearing an interest rate of 5.00% or more and with $3.8 million of such short-term certificates having an interest rate between 3.00% and 3.99%. We also expect the demand for our fixed-rate loans will begin to increase as market interest rates decline. However, we expect our total non-interest expenses to increase following the conversion due to our need to hire additional lending and accounting personnel and the increased expenses associated with being a public company.

Business Strategy

Our principal objective is to build long-term value for our shareholders by operating a profitable community-oriented financial institution dedicated to meeting the banking needs of our customers by emphasizing personalized and efficient customer service.

Highlights of our current business strategy include:

●

Continue to focus on originating fixed-rate one- to four-family residential mortgage loans and residential construction loans for retention in our portfolio. We are primarily a fixed-rate one- to four-family residential mortgage loan lender for borrowers in our primary market area. Our residential construction loans typically convert to a permanent residential mortgage loan upon completion of the construction, We do not offer adjustable rate residential mortgage loans. At December 31, 2024, $28.3 million or 92.3% of our total loan portfolio consisted of fixed-rate one- to four-family residential mortgage loans. We expect residential mortgage lending to remain our primary lending activity.

●

Modestly increase our commercial real estate loan portfolio. To a limited extent, we have originated commercial real estate loans. At December 31, 2024, $597,000 or 2.0% of our total loan portfolio consisted of commercial real estate loans. Commercial real estate loans are higher-yielding and have shorter terms, which helps to mitigate interest rate risk, than one- to four-family residential mortgage loans.

●

Modestly increase our multi-family residential loan portfolio. To a limited extent, we have originated multi-family residential loans. At December 31, 2024, $288,000 or 0.9% of our total loan portfolio consisted of multi-family residential loans. Multi-family residential loans are higher-yielding and have shorter terms, which helps to mitigate interest rate risk, than one- to four-family residential mortgage loans.

●

Maintain our strong asset quality through conservative loan underwriting. We intend to maintain strong asset quality through what we believe are our conservative underwriting standards and credit monitoring processes. At December 31, 2024, our nonperforming assets totaled $39,000 or 0.1% of total assets, and we had only four loans aggregating $354,000 that were 30 days or more delinquent.

●

Continue efforts to grow low-cost “core” deposits. We consider our core deposits to include all deposits other than certificates of deposit. We will continue our efforts to increase our core deposits to provide a stable source of funds to support loan growth at costs consistent with improving our interest rate spread and net interest margin. Core deposits totaled $20.0 million or 67.6% of total deposits at December 31, 2024. Of this amount, $1.7 million or 5.7% of total deposits consisted of non-interest-bearing NOW accounts.  As of December 31, 2024, we held $8.9 million in deposits for stock orders related to our plan of conversion.

●

Remain a community-oriented institution and rely on high quality service to maintain and build a loyal local customer base. We were established in 1885. By servicing all loans we originate, our loan customers are able to deal directly with us when questions may arise about their loans. Through the goodwill we have developed over years of providing timely, efficient banking services, we believe that we have been able to attract a loyal base of local retail customers on which we expect to continue to build our banking business.

●

Grow organically and through opportunistic branching opportunities. We intend to grow our balance sheet organically on a managed basis, and the capital we raised in the stock offering will enable us to increase our lending capacity. In addition to organic growth, we may also consider expansion opportunities in our market area or in contiguous markets that we believe would enhance both our franchise value and shareholder returns. These opportunities may include establishing loan production offices, establishing new branch offices, and/or acquiring branch offices. The capital raised in the stock offering will help us fund any such opportunities that may arise. We have no current plans or intentions regarding any such expansion activities.

We expect these strategies to guide our investment of the net proceeds of the stock offering. We intend to continue to pursue these business strategies after the conversion, subject to changes necessitated by future market conditions, regulatory restrictions and other factors.

There are risks associated with our plans to increase our commercial real estate loans and multi-family residential loans. See “Risk Factors—Risk Related to Our Lending Activities” in our Form 10-K for the year ended December 31, 2024. While we intend to mitigate these risks by updating our loan underwriting policies with respect to such loans and by hiring additional loan officers who are experienced in this area, there can be no assurance that we can hire additional loan officers with such experience or that such loan officers will be able to generate a sufficient volume of new loans to cover their compensation. In addition, we expect our commercial real estate loan portfolio and our multi-family residential loan portfolio to each account for less than 5% of our total loan portfolio for the foreseeable future.

Anticipated Increase in Noninterest Expense

Following the completion of the conversion, our noninterest expense is expected to increase because of the increased costs associated with operating as a public company, our need to hire additional personnel, and the increased compensation expenses associated with the purchase of shares of common stock by our employee stock ownership plan and the expected implementation of stock-based benefit plans, if approved by our shareholders, no earlier than six months after the completion of the conversion. See “Risk Factors – Risks Related to Our Profitability – Our stock-based benefit plans will increase our expenses and reduce our income” in our 2024 Form 10-K.

Critical Accounting Policies and Use of Critical Accounting Estimates

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with GAAP. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policy discussed below to be our critical accounting policy. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

The Jumpstart Our Business Startups Act of 2012 contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company,” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

We consider the accounting policy for the allowance for credit losses to be our critical accounting policy. Effective January 1, 2023, we adopted the Current Expected Credit Loss (“CECL”). Under the CECL methodology, the allowance for credit losses represents management’s estimate of lifetime credit losses on loans as of the balance sheet date using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. For reporting periods before January 1, 2023 and the adoption of CECL, we used the incurred loss impairment method to estimate the allowance for credit losses on loans receivable. Under the incurred loss impairment methodology, the allowance for credit losses was based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, and other factors, and consisted of allocated and unallocated components. See note 1 of the notes to financial statements appearing elsewhere in this annual report for a detailed discussion of this critical accounting policy.

Internal Control Over Financial Reporting

We identified material weaknesses in our internal control over financial reporting with respect to our allowance for credit losses that existed as of December 31, 2024.  A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements may not be prevented or detected on a timely basis. We concluded that our procedures were not effective as of December 31, 2024 and 2023, and that we had, as of such dates, identified the following material weaknesses in our internal control over financial reporting:

●

We did not maintain an effective control environment as there was an insufficient complement of personnel to provide for adequate segregation of duties within the finance and accounting function to maintain effective controls over the financial close and reporting process.

●

The insufficient complement of personnel adversely impacted our ability to design and maintain policies, procedures and controls that operate at a sufficient level of precision over our significant accounts, classes of transactions and disclosures, including the allowance for credit losses on loans held for investment, to ensure that policies and procedures designed to mitigate the risks to the achievement of our financial reporting objectives are carried out.

●

We did not have an effective and formally documented risk assessment process that defined clear financial reporting objectives and elevated risks, including fraud risks, and risks resulting from changes in the external environment and business operations at a sufficient level of detail to identify all relevant risks of material misstatement.

●

We did not design and maintain an effective monitoring program for evaluating and monitoring compliance with established accounting policies, procedures and controls. This weakness included the failure to design and operate effective procedures and controls whose purpose is to evaluate and monitor the effectiveness of individual control activities including the loan review function.

●

We did not have an effective information and communication process to ensure that the processes and controls were effectively documented and disseminated to enable financial personnel to effectively carry out their roles and responsibilities.

The above material weaknesses in our control environment, risk assessment, information and communication, and monitoring controls contributed to the following additional material weaknesses.

●

We did not design and maintain effective controls regarding significant accounts, transaction cycles and disclosures to ensure policies and procedures designed to mitigate the risks to the achievement of objectives are carried out; and

●

We did not design and maintain effective information technology general controls ("ITGC") which could result in misstatements potentially impacting all financial statement accounts and disclosures. Specifically, user access controls were not appropriately designed and maintained to adequately restrict user and privileged access to financial applications and data to the appropriate personnel, segregation of duties over preparation and review of journal entries, and access to critical spreadsheets and similar end-user data files is not restricted and is accessible by all personnel of Mutual Savings and Loan Association.

These material weaknesses could result in a misstatement in our financial statements that would result in a material misstatement in the annual or interim financial statements that would not be prevented or detected.

We have taken steps to remediate these material weaknesses, including hiring a Director of Compliance and Internal Audit in May 2023 with over 25 years of experience as a compliance director and internal auditor in several financial institutions and with a bank consulting practice. The Compliance Director is responsible for evaluating policies and procedures, has direct access to the board of directors and does not have direct duties relating to financial accounting and reporting. We have assessed and improved our processes and control procedures to ensure they will operate at an acceptable level of assurance, including implementing a more formal risk assessment process and revising our monitoring programs relating to financial accounting and reporting, providing for additional documentation of internal controls, formalizing documentation of certain review and approval processes, and providing for additional written documentation. As part of our remedial measures to address these material weaknesses, we have (a) implemented a robust internal control environment that is appropriate for the size and operational complexity of Mutual Savings and Loan Association, (b) written or revised 90% of our policies, including compliance, bank secrecy, information security, liquidity, audit and loan policies, (c) performed an enterprise risk management assessment, including an assessment of cash, employee integrity, branch security, loan and deposit accounts, website, wires, information security and compliance management systems, (d) provided training to all employees in the areas of general banking, safety and soundness, loans, deposits, compliance and bank secrecy, as well as training to the board of directors on banking laws and regulations (including the bank secrecy act), overall banking and privacy, and (e) revised our monitoring programs to focus on areas of higher risk, with an increased emphasis in the areas relating to financial accounting and reporting. In addition, our Director of Compliance and Internal Audit has completed audits of compliance laws and operations while maintaining her independence, with her findings discussed at the monthly meetings of our board of directors.

Overview of Financial Condition

At December 31, 2024, our total assets were $44.0 million, compared to $35.8 million at December 31, 2023, and $39.2 million at December 31, 2022.

Our net loans receivable decreased in recent periods to $30.6 million at December 31, 2024 compared to $32.0 million at December 31, 2023 and $33.5 million at December 31, 2022.

Our other assets increased by $1.3 million or 956.0% to $1.5 million at December 31, 2024 from $136,000 at December 31, 2023 primarily due to the deferral of conversion-related costs of $840,000 and deposits on loans in process of $487,000. Deferred conversion costs were 2.0% of total assets at December 31, 2024. The deferred conversion costs were deducted from the gross sales proceeds of the stock offering following completion of the conversion on January 14, 2025.

Our total deposits increased by $8.7 million or 41.6% in the year ended December 31, 2024 due to $8.9 million of funds held in passbook accounts at December 31, 2024 with respect to stock orders in the mutual to stock conversion.  The remaining deposits declined by $0.2 million. Total deposits decreased in the years ended December 31, 2023 and 2022. At December 31, 2024, our total deposits were $29.5 million, compared to $20.9 million at December 31, 2023, and $24.8 million at December 31, 2022.

Our total equity has remained relatively flat in recent years, amounting to $13.9 million at December 31, 2024, $14.0 million at December 31, 2023 and $13.9 million at December 31, 2022.

We have consistently maintained capital levels well above the amounts to be considered well-capitalized and have also maintained high liquidity ratios. In addition, we have strong asset quality, with no loan delinquent 90 days or more at December 31, 2024, compared to one such loan at December 31, 2023 and December 31, 2022.

Comparison of Financial Condition at December 31, 2024 and December 31, 2023

Total Assets. Total assets were $44.0 million at December 31, 2024, an increase of $8.2 million, or 22.91%, from $35.8 million at December 31, 2023. This increase is primarily due to the receipt of $8.9 million for stock orders in the conversion and was partially offset by decreases of $1.4 million in net loans receivable and $700,000 in other cash and cash equivalents. In connection with the completion of the conversion, $7.7 million on deposit at Mutual Savings was used to purchase shares of common stock of Magnolia Bancorp (with the remaining shares purchased with a loan to the ESOP), and an additional $1.4 million of deposits were refunded to purchasers in the over-subscribed community offering.

Cash and Cash Equivalents. Cash and cash equivalents increased by $8.2 million, or 486%, to $9.9 million at December 31, 2024 from $1.7 million at December 31, 2023. As market interest rates continued to remain at relatively high rates and in light of the reduced demand for our fixed-rate mortgage loans, we elected not to match the highest market rates being paid on longer term deposits, which led to deposit outflows prior to the receipt of funds for stock orders in the subscription and community offerings. We used our excess liquidity to fund the decrease in deposits. The increase in cash and cash equivalents as of December 31, 2024 was primarily due to the receipt of $8.9 million in stock orders related to our plan of conversion. Our cash and cash equivalents were 22.60% of total assets at December 31, 2024 compared to 4.7% of total assets at December 31, 2023.

Loans Receivable, Net. Loans receivable, net, decreased by $1.4 million, or 4.38%, to $30.6 million at December 31, 2024 from $32.0 million at December 31, 2023. During 2024, our total loan originations decreased by $1.3 million, or 44.83%, from $2.9 million during 2023. Our originations of one- to-four family residential loans decreased by $196,000 in 2024 from 2023, as the demand for our fixed-rate loans declined in the current interest rate environment. We originated $283,000 of home equity lines of credit in 2024 compared to $345,000 of such originations in 2023. These home equity lines of credit mature or reprice within one year.

Deposits. Total interest-bearing deposits increased by $7.9 million, or 39.3%, to $27.9 million at December 31, 2024 from $20.0 million at December 31, 2023. Core deposits (defined as deposits other than certificates of deposit) increased by $8.7 million, or 76.2%, to $20.0 million at December 31, 2024 from $11.3 million at December 31, 2023. This increase in deposits was due to the receipt of $8.9 million of funds for stock orders, which were held in a deposit account at Mutual Savings as of December 31, 2024. Excluding these funds, core deposits decreased by $0.3 million or 2.5% during 2024. Certificates of deposit increased by $51,000, or 0.01%, to $9.6 million at December 31, 2024 from $9.5 million at December 31, 2023.

Management continued its strategy of pursuing growth in demand accounts and lower cost core deposits, but market conditions affected this strategy during 2024. Non-interest-bearing deposits, which are part of our total core deposits, increased by $0.8 million, or 96.8%, to $1.7 million at December 31, 2024. Management intends to continue its efforts to increase core deposits, with an emphasis on growth in consumer deposits.

Borrowings. We had no FHLB advances at December 31, 2024, compared to $500,000 at December 31, 2023. Our average outstanding FHLB advances during 2024 were $462,000, compared to $269,000 during 2023. The maximum amount outstanding at any month-end during the year ended December 31, 2024 was $1.0 million. We increased our short-term FHLB advances in lieu of paying higher rates on longer term certificates of deposit in anticipation of the Federal Reserve Board reducing interest rates. All of our outstanding FHLB advances were repaid upon maturity prior to September 30, 2024.

Total Equity. Total equity decreased by $100,000, or 0.71%, to $13.92 million at December 31, 2024 from $14.02 million at December 31, 2023. The decrease was due to our net loss for 2024. Because we do not have any investment securities other than our FHLB stock, we do not have any accumulated other comprehensive income or loss.

Comparison of Financial Condition at December 31, 2023 and 2022

Total Assets. Total assets were $35.8 million at December 31, 2023, a decrease of $3.4 million, or 8.6%, compared to $39.2 million at December 31, 2022. This decrease is primarily due to decreases of $1.9 million or 52.9% in cash and cash equivalents and $1.5 million or 4.6% in net loans receivable. As market interest rates substantially increased during 2023, the demand for our fixed-rate residential mortgage loans declined.

Cash and Cash Equivalents. Cash and cash equivalents decreased by $1.9 million, or 52.9%, to $1.7 million at December 31, 2023 from $3.6 million at December 31, 2022. In light of the substantial increase in market interest rates during 2023 and the decrease in our net loan portfolio, we elected not to match the highest market rates being paid on longer term deposits, which led to deposit outflows. We used our excess liquidity to fund the decrease in deposits.

Loans Receivable, Net. Loans receivable, net decreased by $1.5 million, or 4.6%, to $32.0 million at December 31, 2023 from $33.5 million at December 31, 2022. During the year ended December 31, 2023, our total loan originations decreased by $4.5 million, or 60.5%, to $2.9 million compared to $7.4 million during 2022. Our originations of one- to-four family residential loans and residential construction loans decreased by $3.2 million and $1.1 million, respectively, in 2023 from 2022, as the demand for our fixed-rate loans declined in the rising interest rate environment. In addition, our chief loan officer resigned in May 2023.

Deposits. Total interest-bearing deposits decreased by $4.0 million, or 16.6%, to $20.0 million at December 31, 2023 from $24.0 million at December 31, 2022. Core deposits (defined as deposits other than certificates of deposit) decreased by $1.3 million, or 10.1%, to $11.3 million at December 31, 2023 from $12.5 million at December 31, 2022. Certificates of deposit decreased by $2.7 million, or 21.8%, to $9.5 million at December 31, 2023 from $12.2 million at December 31, 2022. The decline in core deposits was primarily due to consumer spending of COVID-related stimulus funds, coupled with the higher cost of goods and services due to inflation and the increased consumer demand for expenditures on travel, restaurant dining and other discretionary expenditures. The decrease in certificates of deposit was due to our decision not to match the highest market rates being paid on longer term certificates of deposit in light of the substantial increases in market interest rates during 2023. We obtain a substantial portion of our certificates of deposit through a passive listing service, and these certificates of deposits are more interest rate sensitive than our other deposits as competitive rates from other financial institutions are also posted on this listing service. The use of this listing service enables us to readily obtain deposits to the extent desired without incurring significant advertising expenses, and we manage the cost of these certificates of deposit by shortening or lengthening the term to maturity on the rates we post on the listing service.

Management continued its strategy of pursuing growth in demand accounts and lower cost core deposits, but market conditions affected this strategy during 2023. Non-interest-bearing deposits, which are part of our total core deposits, actually increased by $49,000, or 6.1%, to $855,000 at December 31, 2023 from $806,000 at December 31, 2022. Management intends to continue its efforts to increase core deposits, with an emphasis on growth in consumer deposits.

Borrowings. FHLB advances were $500,000 at December 31, 2023, compared to $0 at December 31, 2022. We used two short-term FHLB advances during 2023, each in the amount of $500,000. One of the FHLB advances matured in 2023, and the second advance matured in August 2024. We increased our short-term FHLB advances in lieu of paying higher rates on longer term certificates of deposit.

Total Equity. Total equity increased by $86,000, or 0.6%, to $14.0 million at December 31, 2023 from $13.9 million at December 31, 2022. The increase was due to our net income for 2023. Because we do not have any investment securities other than our FHLB stock, we do not have any accumulated other comprehensive income or loss.

Average Balances, Net Interest Income, and Yields Earned and Rates Paid. The following tables show for the periods indicated the total dollar amount of interest from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. As Mutual Savings and Loan Association owned no tax-exempt securities during the periods presented, no yield adjustments were made. All average balances are based on weekly balances. Management does not believe that the weekly averages differ significantly from what the daily averages would be.

	Year Ended December 31,
		2024			2023
	Yield/ Rate at December 31, 2024	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate(1)

		(dollars in thousands)
Interest-earning assets:
Loans receivable(1)	4.74%	$31,553	$1,337	4.24%	$32,695	$1,322	4.04%
Investment securities(2)	5.54	343	19	5.54	327	15	4.59
Other interest-earning assets	4.40	2,204	102	4.63	2,938	146	4.97
Total interest-earning assets	4.29	34,100	1,458	4.28	35,960	1,483	4.12
Non-interest-earning assets		1,988			1,668
Total assets		$36,088			$37,628
Interest-bearing liabilities:
Savings and NOW accounts(3)	0.10	$10,753	9	0.08	$11,512	11	0.10
Certificates of deposit	3.84	9,861	355	3.60	10,843	134	1.24
Total deposits	1.27	20,614	364	1.77	22,355	145	0.65
FHLB advances	-	462	26	5.63	269	15	5.58
Total interest-bearing liabilities	1.39	21,076	390	1.85	22,624	160	0.71
Non-interest-bearing liabilities		1,036			1,012
Total liabilities		22,112			23,636
Retained earnings		13,976			13,336
Total liabilities and retained earnings		$36,088			$36,972
Net interest-earning assets		$13,024			$13,336
Net interest income; average interest rate spread	2.90%		$1,068	2.43%		$1,323	3.41%
Net interest margin(4)				3.13%			3.68%
Average interest-earning assets to average interest-bearing liabilities				161.80%			158.94%

________________________________

(1)	Includes nonaccrual loans during the respective periods. Calculated net of deferred fees and discounts, loans in process and allowance for credit losses.

(2)	Includes FHLB Stock.

(3)	Includes non-interest-bearing NOW amounts, which amounted to $1,683,000 at December 31, 2024 and $855,000 at December 31, 2023.

(4)	Equals net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table shows the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities affected our interest income and expense during the periods indicated.  For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate, which is the change in rate multiplied by prior year volume, and (2) changes in volume, which is the change in volume multiplied by prior year rate. The combined effect of changes in both rate and volume has been allocated proportionately to the change due to rate and the change due to volume.

	Year Ended December 31, 2024
	compared to
	Year Ended December 31, 2023
	Increase (Decrease) Due to
	Rate	Volume	Total Increase (Decrease)

Interest income:
Loans receivable	$62	$(47)	$15
Investment securities	3	1	4
Other interest-earning assets	(10)	(34)	(44)
Total interest income	55	(80)	(25)
Interest expense:
Savings and NOW accounts	(1)	(1)	(2)
Certificates of deposit	234	(13)	221
Total deposits	233	(14)	219
FHLB advances	(1)	12	11
Total interest expense	232	(2)	230
Increase (decrease) in net interest income	$(177)	$(78)	$(255)

Comparison of Operating Results for the Years Ended December 31, 2024 and 2023

General. We had a net loss of $100,000 for the year ended December 31, 2024 compared to net income of $86,000 for the year ended December 31, 2023. This $186,000 decline was primarily due to a decrease of $255,000 in net interest income, which was partially offset by a decrease of $20,000 in total noninterest expense and a difference of $50,000 in income tax expense (benefit). With the high level of interest rates in recent periods, our cost of funds increased and the demand for our fixed-rate loans decreased, resulting in declines in our net interest income and a net loss for the year ended December 31, 2024. The Federal Reserve Board decreased its federal funds rate by 0.50% in September 2024, which was the first decrease in four years, and by an additional 0.25% in both November and December 2024. Further rate reductions in the coming months by the Federal Reserve Board are widely expected by the market. We expect these rate reductions will eventually result in declines in our cost of funds and improvement in our net interest income. We also expect the demand for our fixed-rate loans will begin to increase as market interest rates decline. However, we expect our total non-interest expenses to increase following the conversion due to our need to hire additional lending and accounting personnel and the increased expenses associated with being a public company. See “Risk Factors—Risks Related to Our Profitability” in our 2024 Form 10-K.

Interest Income. Interest income decreased by $25,000 or 1.69% to $1.46 million in the year ended December 31, 2024 from $1.48 million in the year ended December 31, 2023. The decrease in interest income was due to a decrease of $44,000 or 30.14% in other interest on deposits with other banks and cash equivalents, as we used a portion of our excess liquidity to fund deposit outflows prior to our stock offering. This decrease was partially offset by increases of $15,000 or 1.12% in interest on loans and $4,000 or 26.67% in dividends on FHLB stock.

The increased interest on loans was due to an increase in the average yield to 4.24% in the year ended December 31, 2024 compared to 4.04% in the year ended December 31, 2023, as the average yield on new loan originations exceeded the average yield on repayments of older loans. The increase in the average loan yield was mostly offset by a decrease of $1.1 million or 3.62% in the average loan balance for the year ended December 31, 2024 compared to the year ended December 31, 2023. Our total loan originations decreased by $1.3 million or 44.2% in 2024 from $2.9 million in the year ended December 31, 2023, as the demand for our fixed-rate loans declined. We expect the demand for our fixed-rate loans will begin to increase as market interest rates decline. Market interest rates for fixed-rate loans currently exceed the average yield on our loan portfolio.

The increased dividends on our FHLB stock were primarily due to an increase in the average yield on such stock to 5.54% in the year ended December 31, 2024 compared to 4.59% in the year ended December 31, 2023. In addition, the average outstanding balance increased by $16,000 or 4.9% in the year ended December 31, 2024 compared to the year ended December 31, 2023, as we purchased additional FHLB stock in connection with our receipt of FHLB dividends.

Interest Expense. Total interest expense increased by $230,000 or 143.8% to $390,000 for the year ended December 31, 2024 from $160,000 for the year ended December 31, 2023. The increase was primarily due to the increase in the average cost of deposits to 1.77% for the year ended December 31, 2024 from 0.67% for the year ended December 31, 2023, reflecting the higher market interest rate environment during this period. The higher cost of deposits was partially offset by a $1.74 million or 8.42% decrease in the average outstanding balance of deposits to $20.61 million in the year ended December 31, 2024 from $22.35 million in the year ended December 31, 2023. The decrease in average deposits was due to decreases of $0.93 million or 9.06% in the average balance of certificates of deposit and $1.15 million or 11.13% in the average balance of core deposits. At December 31, 2024, $9.1 million or 95% of our total certificates of deposit were scheduled to mature within the following 12 months. Approximately 99.0% of our certificates of deposit at December 31, 2024 had a remaining maturity of less than 24 months. We shortened the average maturity of our certificates of deposit in anticipation of market interest rates beginning to decline. If the Federal Reserve Board continues to reduce its federal funds rate and market interest rates on new certificates of deposit decrease from current levels, we expect these rate reductions will eventually result in declines in our cost of funds.

The interest on our certificates of deposit increased to $355,000 in the year ended December 31, 2024 from $134,000 in the year ended December 31, 2023. This substantial increase of $221,000 was due to the average rate paid on certificates of deposit increasing to 3.60% in the year ended December 31, 2024 from 1.24% in the year ended December 31, 2023, reflecting higher market rates of interest. The higher rate paid in 2024 was partially offset by a $0.93 million or 9.06% decrease in the average balance of certificates of deposit in the year ended December 31, 2024 from the year ended December 31, 2023, as we used short-term FHLB advances to a greater extent in the year ended December 31, 2024. The non-interest-bearing deposits included in our core deposits increased to $1.7 million at December 31, 2024 from $855,000 at December 31, 2023.

Interest on FHLB advances was $26,000 during the year ended December 31, 2024 compared to $15,000 in the year ended December 31, 2023, as the average balance of outstanding FHLB advances was $462,000 in the year ended December 31, 2024 compared to $269,000 in the year ended December 31, 2023. We increased our short-term FHLB advances in lieu of paying higher rates on longer term certificates of deposit in anticipation of the Federal Reserve Board cutting interest rates. All of our outstanding FHLB advances were repaid upon maturity prior to September 30, 2024.

Net Interest Income. Net interest income decreased by $255,000, or 19.28%, to $1.1 million for the year ended December 31, 2024 compared to $1.3 million for the year ended December 31, 2023. The decrease was primarily due to our average interest rate spread declining to 2.43% in the year ended December 31, 2024 from 3.41% in the year ended December 31, 2023, as the average rates paid on our deposits and FHLB advances increased substantially faster than the average yield on our loan portfolio. Although the average yield on interest-earning assets increased from 4.12% in the year ended December 31, 2023 to 4.28% in the year ended December 31, 2024, it was more than offset by an increase in the average rate paid on interest-bearing liabilities, which increased from 0.71% in the year ended December 31, 2023 to 1.85% in the year ended December 31, 2024. In addition, our net interest-earning assets decreased by $312,000 or 2.33% in the year ended December 31, 2024 from the year ended December 31, 2023.

Provision for Credit Losses. We had no provision for credit losses in the years ended December 31, 2024 and 2023. In September 2024, we foreclosed on our one loan that was 90 days or more delinquent. The foreclosed property was recorded at the market value as determined by an appraisal, less estimated selling costs, resulting in a $15,000 write-off which reduced our allowance for credit losses from $200,000 as of December 31, 2023 to $185,000 at December 31, 2024. The allowance for credit losses on loans represented 0.60% of total loans at December 31, 2024 and 0.62% of total loans at December 31, 2023. We had no loan charge-offs in the year ended December 31, 2023. Our total non-performing assets and our total classified loans as of December 31, 2024 and December 31, 2023 were $39,000 and $34,000, respectively. As a percentage of non-performing assets, the allowance for credit losses was 474.3% at December 31, 2024 and 588.2% at December 31, 2023. As of December 31, 2024, we had 4 loans aggregating $354,000 that were 30 days or more delinquent, compared to one loan for $34,000 that was 30 days or more delinquent at December 31, 2023. No additional provision for credit losses was deemed necessary in light of the overall decrease in the loan portfolio.

Non-interest Income. Non-interest income totaled $35,000 and $36,000 for the years ended December 31, 2024 and December 31, 2023, respectively.  A nominal decrease in deposit service charges and fees was offset by a nominal increase in rental income, as we rent out a portion of the parking lot at our main office building.

Non-interest Expense. Non-interest expense decreased by $20,000 or 1.60%, to $1.23 million for the year ended December 31, 2024 compared to $1.25 million for the year ended December 31, 2023. The decrease in noninterest expense in the year ended December 31, 2024 was primarily due to decreases of $31,000 or 3.8% in salaries and employee benefits, $10,000 or 76.9% in advertising expense and $8,000 or 25.0% in automobile depreciation and expense, offset by an increase in audit and regulatory cost of $29,000. The decrease in salaries and employee benefits in the year ended December 31, 2024 was primarily due to the resignation of our former chief financial officer/chief loan officer in May 2023. We believe we will need to hire additional personnel following completion of the conversion. These new hires will increase our salaries and employee benefits expenses. Advertising expense decreased in the year ended December 31, 2024 as we were not actively seeking new certificates of deposit in the current interest rate environment. The decrease in automobile expense in the year ended December 31, 2024 was primarily due to the absence of the automobile allowance and related automobile costs paid to our former chief financial officer in the year ended December 31, 2023. The increase in audit expense was due primarily to increased auditing expenses.

Income Tax Provision (Benefit). We had an income tax benefit of $27,000 for the year ended December 31, 2024 compared to an income tax provision of $23,000 for the year ended December 31, 2023. The tax benefit in the year ended December 31, 2024 represented an effective tax rate of 21.3% on our pre-tax loss of $127,000 for such period, while the tax provision for the year ended December 31, 2023 represented an effective tax rate of 21.3% on our pre-tax income of $109,000 for such period. At December 31, 2024 and December 31, 2023, we had a net deferred tax liability of $21,000 and $48,000, respectively. See note 6 of notes to the audited financial statements for the years ended December 31, 2024 and 2023.

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022

General. Net income for the year ended December 31, 2023 was $86,000, which represented an increase of $92,000 compared to our loss of $6,000 for the year ended December 31, 2022. The increase in net income was due to a $183,000 or 12.8% decrease in non-interest expense, which was partially offset by decreases of $41,000 in net interest income and $24,000 in non-interest income.

Interest Income. Interest income increased by $65,000 or 4.6% to $1.5 million in 2023 from $1.4 million in 2022. The increase in interest income was due to increases of $27,000 or 2.1% in interest on loans, $26,000 or 2.2% in interest on deposits with other banks, and $12,000 or 503.7% in dividends on FHLB stock.

The increased interest on loans was due to an increase in the average yield of our loan portfolio to 4.04% in 2023 compared to 3.82% in 2022. The higher yield was partially offset by a decrease of $1.3 million or 3.8% in the average balance of loans during 2023 compared to 2022. The average balance declined in 2023 as the demand for our fixed-rate loans decreased in light of the higher market rates of interest during 2023. While our total loan originations decreased by $4.5 million or 60.5% in 2023 compared to 2022, the fixed-rate loans that were originated in 2023 had a higher average yield than our older fixed-rate loans.

The increased interest earned on deposits with other banks and cash equivalents was due to a substantial increase in the average yield on such deposits to 4.97% in 2023 compared to 1.36% in 2022. The higher yield in 2023 was due to a substantial increase in market interest rates during 2023. The higher yield was partially offset by a $5.9 million or 66.6% decrease in such deposits and cash equivalents as we used a portion of our excess liquidity to fund a $5.7 million decrease in average deposits.

The increased dividends on our FHLB stock were primarily due to a substantial increase in the average yield on such stock to 4.59% in 2023 compared to 0.95% in 2022. In addition, the average outstanding balance increased by $11,000 or 3.5% in 2023 compared to 2022, as we were required to purchase additional FHLB stock in connection with our FHLB advances.

Interest Expense. Total interest expense increased by $106,000 or 196.3% to $160,000 for the year ended December 31, 2023 from $54,000 for the year ended December 31, 2022. The increase was primarily due to the increase in the average cost of deposits to 0.65% for 2023 from 0.19% for 2022, reflecting the rising market interest rate environment. The higher cost of deposits was partially offset by a $6.3 million or 22.0% decrease in the average outstanding balance of deposits to $22.4 million in 2023 from $28.7 million in 2022. The decrease in average deposits was primarily due to a $5.1 million or 32.0% decrease in the average balance of outstanding certificates of deposit, as we elected not to match the highest market rates being paid on longer term certificates of deposit in light of the substantial increases in market interest rates during 2023. At December 31, 2023, $7.0 million or 73.3% of our total certificates of deposit were scheduled to mature within the following 12 months, and $2.7 million or 39.3% of the deposits scheduled to mature in 2024 had a rate of less than 1.00%. Approximately 98.9% of our certificates of deposit at December 31, 2023 had a remaining maturity of less than 24 months.

The interest on our core deposits, consisting of savings and NOW accounts, decreased by $7,000 or 38.9% to $11,000 in 2023 from $18,000 in 2022. This decrease was due to a $1.2 million or 9.4% decrease in the average balance of such deposits. The decrease in the average balance was partially offset by a decline in the average rate paid to 0.10% in 2023 compared to 0.14% in 2022. The non-interest-bearing deposits included in our core deposits increased to $855,000 at December 31, 2023 from $806,000 at December 31, 2022.

Interest on FHLB advances was $15,000 during 2023 compared to $0 in 2022, as the average balance of outstanding FHLB advances was $269,000 in 2023 compared to $0 in 2022. We increased our short-term FHLB advances in lieu of paying higher rates on longer term certificates of deposit.

Net Interest Income. Net interest income decreased by $41,000, or 3.0%, to $1.32 million for the year ended December 31, 2023 compared to $1.36 million for the year ended December 31, 2022. The decrease was due to a $1.1 million or 7.6% decline in average net interest-earning assets, as our interest-earning assets decreased by more than our interest-bearing liabilities. The net interest margin increased to 3.68% for the year ended December 31, 2023 from 3.17% for the year ended December 31, 2022. The average yield on interest-earning assets increased from 3.29% in 2022 to 4.12% in 2023, while the average rate paid on interest-bearing liabilities increased from 0.19% in 2022 to 0.71% in 2023.

Provision for Credit Losses. We had a $0 provision for credit losses in both 2023 and 2022, and our allowance for credit losses was $200,000 as of both December 31, 2023 and December 31, 2022. The allowance for credit losses on loans represented 0.62% of total loans at December 31, 2023 and 0.59% of total loans at December 31, 2022. As of both December 31, 2023 and December 31, 2022, we had only one loan that was 30 days or more delinquent, which was a loan for $34,000 delinquent 90 days or more as of both dates. We had no loan charge-offs or recoveries in either 2023 or 2022. Our total non-performing assets and our total classified loans as of both December 31, 2023 and 2022 consisted of the one loan for $34,000 that was 90 days or more delinquent as of such dates. As a percentage of non-performing assets, the allowance for credit losses was 588.24% at both December 31, 2023 and December 31, 2022.

In connection with the adoption of CECL effective as of January 1, 2023, we allocated $175,000 or 87.5% of our credit loss allowance to our residential mortgage loans, with $15,000 or 7.5% of the allowance allocated to residential construction loans and $10,000 or 5.0% of the allowance allocated to commercial real estate loans. At December 31, 2023, we had one residential construction loan with an outstanding balance of $18,000, with an additional $696,000 to be disbursed on such loan as of December 31, 2023 as construction continued. All of our $707,000 commercial real estate loans at December 31, 2023 were performing and consisted of seasoned loans originated prior to 2019.

The allowance for credit losses reflects the estimate management believes to be appropriate to cover expected future credit losses on loans, including unfunded commitments, at the time of origination which were inherent in the portfolio at December 31, 2023 and 2022. The allowance for credit losses requires significant judgement as determination is based on the use of reasonable and supportable forecasts estimated using past credit loss experience, the nature and volume of the portfolio, information about specific borrower scenarios and estimated collateral values, economic conditions and various other factors. Effective January 1, 2023, we implemented CECL. For reporting periods before January 1, 2023, the allowance for credit losses was determined based on an incurred loss impairment model which assessed the overall appropriateness of the allowance for credit losses and included allocations for specifically identified impaired loans and loss factors for all remaining loans.

While management believes the estimates and assumptions used in the determination of the adequacy of the allowance are reasonable, such estimates and assumptions could be proven incorrect in the future. The actual amount of future provisions may exceed the amount of past provisions, and the increase in future provisions that may be required may adversely impact our financial condition and results of operations. Furthermore, as an integral part of its examination process, the OCC will periodically review our allowance for credit losses on loans. The OCC may have judgments different than those of management, and we may determine to increase our allowance as a result of these regulatory reviews. Any material increases in the allowance for credit losses on loans may adversely affect our financial condition and results of operations.

Noninterest Income. Noninterest income totaled $36,000 for the year ended December 31, 2023, a decrease of $24,000, or 39.6%, from $60,000 for the year ended December 31, 2022. The decrease was primarily due to a $20,000 or 73.5% decrease in other miscellaneous income, followed by a $4,000 or 35.3% decrease in deposit service charges and fees. We had rental income of $21,000 in both 2023 and 2022, as we rent out a portion of the parking lot at our main office building.

Noninterest Expense. Noninterest expense decreased by $183,000, or 12.8%, to $1.25 million for the year ended December 31, 2023 compared to $1.43 million for the year ended December 31, 2022. In 2022, we had a vault loss of $73,000 and a conversion loss of $35,000, neither of which occurred in 2023. The vault loss was discovered in connection with the audit for the year ended December 31, 2022, when the amount of cash in the vault did not reconcile with Mutual Savings and Loan Association’s records. Management believes that the difference most likely resulted from when vault boxes were moved from the main office in Metairie to the branch office in Mandeville following the damage to the main office caused by Hurricane Ida in August 2021, as all vault boxes could not be located at the time of the 2022 audit. The conversion loss in 2022 was due to a data processing conversion in early 2022, when the conversion records did not reconcile with our records. Both the vault loss and the conversion loss were major factors in the determination that there were material weaknesses in our internal controls.

Other factors contributing to the decrease in noninterest expense in 2023 included a $31,000 or 3.8% decrease in salaries and employee benefits, a $29,000 or 37.3% decrease in audit and regulatory examination fees, a $14,000 or 30.0% decrease in automobile depreciation and expense, and a $13,000 or 48.7% decrease in advertising expense. The decrease in salaries and employee benefits in 2023 was primarily due to the resignation of our former chief financial officer/chief loan officer in May 2023. In both 2023 and 2022, employee benefits included a $12,000 contribution by Mutual Savings and Loan Association to its defined contribution retirement plan covering all employees. Following completion of the conversion, we expect the contributions to our new ESOP will replace future contributions to this retirement plan. Advertising expense decreased in 2023 as we were not actively seeking new certificates of deposit in the current interest rate environment. The decrease in automobile expense for the year ended December 31, 2023 was primarily due to a decrease in the automobile allowance and related automobile costs paid to our former chief financial officer when compared to 2022, as such expenses ceased in May 2023 upon her resignation.

Income Tax Provision (Benefit). The provision for income taxes was $23,000 for the year ended December 31, 2023, compared to a $3,000 benefit for the year ended December 31, 2022. The tax provision for 2023 represented an effective tax rate of 21.3% on our pre-tax income of $109,000, while the tax benefit in 2022 represented an effective tax rate of 32.0% on our pre-tax loss of $9,000 for 2022. At December 31, 2023, we had a net deferred tax liability of $48,000, compared to a net deferred tax liability of $18,000 at December 31, 2022. See Note 6 of notes to the audited financial statements for the years ended December 31, 2024 and 2023.

Management of Market Risk

General. Our most significant form of market risk is interest rate risk because, as a financial institution, the majority of our assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of our operations is to manage interest rate risk and limit the exposure of our financial condition and results of operations to changes in market interest rates. All directors participate in discussions during the regular board meetings evaluating the interest rate risk inherent in our assets and liabilities, and the level of risk that is appropriate. These discussions take into consideration our business strategy, operating environment, capital, liquidity and performance objectives consistent with the policy and guidelines approved by them. The board of directors establishes policies and guidelines for managing interest rate risk.

Our asset/liability management strategy attempts to manage the impact of changes in interest rates on net interest income, our primary source of earnings. Among the techniques we use to manage interest rate risk are:

●	maintaining capital levels that substantially exceed the thresholds for well-capitalized status under federal regulations;

●	maintaining a high liquidity level; and

●	growing our core deposit accounts.

By following these strategies, we believe that we are better positioned to react to increases and decreases in market interest rates.

We have not engaged in hedging activities, such as investing in futures or options. We do not anticipate entering into hedging transactions in the future.

Economic Value of Equity. We compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates. This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value. The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by 50, 100, 200, 300 and 400 basis point increments or decreases instantaneously by 50, 100, 200 and 300 basis point increments, with changes in interest rates representing immediate and permanent parallel shifts in the yield curve.

The following table sets forth, as of December 31, 2024, the calculation of the estimated changes in our EVE that would result from the designated immediate changes in the United States Treasury yield curve. All estimated changes presented in the table are within the policy limits established by the board of directors.

At December 31, 2024
		Estimated Increase (Decrease)		EVE as a Percentage of Present
		in EVE		Value of Assets (3)
Change in Interest Rates (basis points) (1)	Estimated EVE (2)	Amount	Percent	EVE Ratio (4)	Increase (Decrease) (basis points)
		(dollars in thousands)

400	$10,834	$(4,296)	(28.39)%	30.02%	(641)
300	11,834	(3,296)	(21.79)	31.68	(475)
200	12,907	(2,223)	(14.69)	33.35	(309)
100	14,026	(1,104)	(7.30)	34.96	(147)
50	14,586	(544)	(3.59)	35.73	(71)

Level	15,130	-	-	36.43	-

(50)	15,558	428	2.83	36.87	43
(100)	15,864	734	4.85	37.05	61
(200)	16,204	1,074	7.10	36.95	51
(300)	16,187	1,057	6.99	36.27	(16)

__________________________________

1.	Assumes an immediate uniform change in interest rates at all maturities.

2.	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

3.	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

4.	EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that as of December 31, 2024, we would have experienced a 14.69% decrease in EVE in the event of an instantaneous parallel 200 basis point increase in market interest rates and a 7.10% increase in EVE in the event of an instantaneous 200 basis point decrease in market interest rates.

Net Interest Income Analysis. In addition to modeling changes in net portfolio value, we also analyze potential changes to net interest income (“NII”) for a twelve-month period under rising and falling interest rate scenarios. The following table shows our NII model as of December 31, 2024.

Change in Interest Rates in Basis Points (Rate Shock)		Net Interest Income	$ Change	% Change
		(dollars in thousands)

300	bp	$889	$(157)	(15.02)%
200		942	(104)	(9.97)
100		995	(52)	(4.93)
Static		1,046	-	-
(100)		1,075	29	2.78
(200)		1,079	33	3.17
(300)		1,060	14	1.32

The above table indicates that as of December 31, 2024, in the event of an immediate and sustained 300 basis point increase in interest rates, our net interest income for the 12 months ending December 31, 2025 would be expected to decrease by $157,000 or 15.02% to $889,000.

Certain shortcomings are inherent in the methodologies used in the above interest rate risk measurement. Modeling changes in EVE and NII require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. For instance, the EVE and NII tables presented above assume that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. However, the shape of the yield curve changes constantly and the value and pricing of our assets and liabilities, including our deposits, may not closely correlate with changes in market interest rates. Accordingly, although the EVE and NII tables may provide an indication of our interest rate risk exposure at a particular point in time and in the context of a particular yield curve, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on EVE and NII and will differ from actual results. EVE and net interest NII calculations also may not reflect the fair values of financial instruments. For example, decreases in market interest rates can increase the fair values of our loans, deposits and borrowings.

Liquidity and Capital Resources

Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans, and to a lesser extent borrowings. We have the ability to borrow from the Federal Home Loan Bank of Dallas. At December 31, 2024, we had no advances from the Federal Home Loan Bank of Dallas outstanding.

While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing and lending activities during any given period.

Our cash flows are comprised of three primary classifications: cash flows from operating activities, cash flows from investing activities, and cash flows from financing activities. For the year ended December 31, 2024, cash flows from operating, investing and financing activities resulted in a net increase in cash and cash equivalents of $8.2 million or 481.3% from December 31, 2023. Cash used in operating activities for the year ended December 31, 2024 of $470,000 was used primarily to fund deposits for loan closings totaling $487,000. Net financing activities provided $7.4 million of cash in 2024 due to the receipt of $8.9 million of funds for stock orders, which were held in a deposit account at Mutual Savings as of December 31, 2024, less $819,000 of expenses paid in connection with our conversion to stock form. Excluding the funds for stock orders, our total cash and cash equivalents would have declined by $700,000 or 41.2% from December 31, 2023 to December 31, 2024.

For the year ended December 31, 2023, cash flows from operating, investing and financing activities resulted in a net decrease in cash and cash equivalents of $1.9 million or 52.5% from the end of 2022. This decrease was due to financing activities using $3.4 million of cash, as a $3.9 million decrease in deposits was only partially offset by a $500,000 increase in FHLB borrowings. The decrease in cash and cash equivalents was consistent with our overall decline in total assets, as our loan portfolio declined by $1.5 million in 2023. Net cash provided by investing activities amounted to $1.5 million due to the decrease in net loans receivable, which was partially offset by purchases of property and equipment totaling $65,000. Net cash provided by operating activities was $12,000, primarily due to net income of $86,000 and depreciation of $77,000, which were partially offset by a decrease of $119,000 in accrued expenses and other liabilities and a $50,000 increase in accrued interest receivable and other assets.

We believe we maintain a strong liquidity position, and we are committed to maintaining it. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Based on our deposit retention experience and current pricing strategy, we anticipate that a significant portion of maturing time deposits will be retained. At December 31, 2024, certificates of deposit that are scheduled to mature on or before December 31, 2025 totaled $9.1 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may raise interest rates on deposits to attract new accounts or utilize Federal Home Loan Bank of Dallas advances, which may result in higher levels of interest expense.

At December 31, 2024, Mutual Savings and Loan Association was categorized as well-capitalized under regulatory capital guidelines. Management is not aware of any conditions or events since the most recent notification that would change our category. For further information, see Note 10 of the notes to the audited financial statements for the years ended December 31, 2024 and 2023.

Commitments. The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and undisbursed construction loans at December 31, 2024. When we disburse funds pursuant to outstanding commitments, those disbursements increase our outstanding loans and are treated as loan originations in the period in which the funds are disbursed.

	Total Amounts	Amount of Commitment Expiration - Per Period
	Committed at	To	3-Jan	Over 3 to 5	After 5
	December 31, 2024	1 Year	Years	Years	Years
	(dollars in thousands)

Letters of credit	$-	$-	$-	$-	$-
Unused lines of credit	1,052	-	-	-	1,052
Undisbursed portion of loans in process	160	160	-	-	-
Commitments to originate loans	-	-	-	-	-
Total commitments	$1,212	$160	$-	$-	$1,052

Contractual Cash Obligations. The following table summarizes our contractual cash obligations at December 31, 2024.

		Payments Due by Period
	Total at	To	3-Jan	Over 3 to 5	After 5
	December 31, 2024	1 Year	Years	Years	Years
	(dollars in thousands)

Certificates of deposit	$9,581	$9,125	$443	$13	$-
FHLB advances	-	-	-	-	-
Total long-term debt	$9,581	$9,125	$443	$13	$-
Operating lease obligations	-	-	-	-	-
Total contractual obligations	$9,581	$9,125	$443	$13	$-

Recent Accounting Pronouncements

For a discussion of the impact of recent accounting pronouncements, see Note 1 of the notes to the financial statements appearing elsewhere in this annual report.

Impact of Inflation and Changing Prices

The financial statements and related data presented in this annual report have been prepared according to GAAP which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MUTUAL SAVINGS AND LOAN ASSOCIATION

FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Mutual Savings and Loan Association

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Mutual Savings and Loan Association (the “Association”) as of December 31, 2024 and 2023, and the related statements of operations, changes in retained earnings, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Association as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Association’s management. Our responsibility is to express an opinion on the Association’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Association in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Association is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Association’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Association’s auditor since 2023. (Note: Partners of Postlethwaite & Netterville, APAC joined EisnerAmper LLP in 2023. Postlethwaite & Netterville, APAC had served as the Association’s auditor since 2021)

/s/EisnerAmper LLP

EISNERAMPER LLP

Metairie, Louisiana

March 27, 2025

MUTUAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024, AND 2023

	December 31,	December 31,
	2024	2023
	(dollars in thousands)
ASSETS

Cash and cash equivalents	$9,937	$1,695
Interest-bearing deposits with banks	3	15
Federal Home Loan Bank stock, at cost	351	333
Loans receivable	30,812	32,181
Allowance for credit losses	(185)	(200)
Loans receivable, net	30,627	31,981

Property and equipment, net	1,506	1,583
Accrued interest receivable loans	68	61
Other assets	1,470	135

TOTAL ASSETS	$43,962	$35,803

LIABILITIES AND RETAINED EARNINGS

LIABILITIES

Deposits:
Interest-bearing deposits	$27,852	$20,001
Non-interest bearing deposits	1,683	855
Advances from Federal Home Loan Bank	-	500
Advance payments by borrowers for insurance and taxes	343	318
Accrued interest payable	2	4
Accrued expense and other liabilities	145	61
Deferred tax liability, net	21	48
Total Liabilities	30,046	21,787

RETAINED EARNINGS
Retained earnings	13,916	14,016

TOTAL LIABILITIES AND RETAINED EARNINGS	$43,962	$35,803

The accompanying notes are an integral part of these financial statements

MUTUAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(dollars in thousands)
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$1,337	$1,322
Dividends from Federal Home Loan Bank stock	19	15
Interest on deposits with other banks and cash equivalents	102	146
Total interest and dividend income	1,458	1,483

INTEREST EXPENSE
Interest on deposits	364	145
Interest on Federal Home Loan Bank advances	26	15
Total interest expense	390	160

NET INTEREST INCOME	1,068	1,323

PROVISION FOR CREDIT LOSSES	-	-

NET INTEREST INCOME AFTER PROVISION
FOR CREDIT LOSSES	1,068	1,323

NON-INTEREST INCOME
Service charges on deposit accounts	9	8
Rental income	24	21
Other income	2	7
Total non-interest income	35	36

NON-INTEREST EXPENSE
Salaries and employee benefits	767	798
Occupancy and equipment	204	209
Data processing	97	90
Automobile depreciation and expense	24	32
Audit and regulatory examination fees	78	49
Advertising	3	13
FHLB and DDA charges	41	38
Other general and administrative	16	21
Total non-interest expense	1,230	1,250

INCOME (LOSS) BEFORE INCOME TAXES	(127)	109

INCOME TAXES
Income tax provision (benefit)	(27)	23

NET INCOME (LOSS)	$(100)	$86

The accompanying notes are an integral part of these financial statements

MUTUAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF CHANGES IN RETAINED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
	(dollars in thousands)

RETAINED EARNINGS, BEGINNING OF THE PERIOD	$14,016	$13,930

Net Income (loss)	(100)	86

RETAINED EARNINGS, END OF THE PERIOD	$13,916	$14,016

The accompanying notes are an integral part of these financial statements.

MUTUAL SAVINGS AND LOAN ASSOCIATION
STATEMENTS OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(100)	$86
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	77	77
Deferred tax provision (benefit)	(27)	30
Stock dividends	(18)	(15)
(Increase) decrease in:
Accrued interest receivable and other assets	(484)	(50)
Increase (decrease) in:
Accrued interest payable	(2)	3
Accrued expenses and other liabilities	84	(119)
Net cash provided by (used in) operating activities	(470)	12

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in loans receivable, net	1,315	1,525
Purchases of property and equipment	-	(65)
Net cash provided by investing activities	1,315	1,460

CASH FLOWS FROM FINANCING ACTIVITIES:
Decrease in deposits, net	(232)	(3,923)
Proceeds from stock conversion deposited	8,911	-
Increase in advances by borrowers for insurance and taxes	25	58
Stock issuance costs paid	(819)	-
Proceeds (repayments) on Federal Home Loan Bank advances, net	(500)	500
Net cash provided by (used in) financing activities	7,385	(3,365)

Net change in cash and cash equivalents	8,230	(1,893)

Cash and cash equivalents, beginning of period	1,710	3,603

Cash and cash equivalents, end of period	$9,940	$1,710

SUPPLEMENTAL DISCLOSURES FOR CASH FLOW INFORMATION:
Cash paid during the period for interest	$390	$157
Loan transferred to other real estate owned	$39	$-
Noncash costs of stock conversion	$69	$-

RECONCILIATION TO THE STATEMENTS OF FINANCIAL CONDITION
Cash and cash equivalents	$9,937	$1,695
Interest-bearing deposits with banks	3	15
	$9,940	$1,710

The accompanying notes are an integral part of these financial statements.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

The accounting and reporting policies of Mutual Savings and Loan Association (the Association) conform to accounting principles accepted in the United States of America (U.S. GAAP) and the prevailing practices within the savings and loan industry. A summary of significant accounting policies follows.

Nature of Operations

The Association, formed in 1885, provides financial services primarily to individuals, mainly through the origination of loans for one to four family residences. During 2007, the Association became a federally chartered savings and loan association. The Association also takes in deposits in the form of passbook savings, certificates of deposit, and NOW accounts.

The Association completed its conversion from mutual to stock form on January 14, 2025, at which time it became a wholly owned subsidiary of Magnolia Bancorp, Inc. (“Magnolia Bancorp”). See Note 13 below.

Use of Estimates

In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

The determination of the adequacy of the allowance for credit losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Association’s loans are generally secured by specific items of collateral including real property and consumer assets. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Association to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Cash, Cash Equivalents, and Interest-Bearing Deposits with Banks

For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits with banks, carried at cost, all of which have an original maturity within ninety days.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank (FHLB), the Association is required to maintain a minimum investment in its stock that varies with the level of FHLB advances outstanding. Stock in the FHLB is restricted as to its marketability. Because no ready market exists for this investment and it has no quoted market value, the Association's investment in this stock is carried at cost. The determination of whether there has been an impairment of the FHLB stock will ultimately be influenced by criteria such as: (a) the significance of the decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted, (b) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance, (c) the impact of legislative and regulatory changes on the customer base of the FHLB, and (d) the liquidity position of the FHLB.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies (continued)

Loans Receivable

The Association grants real estate and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the greater New Orleans, Louisiana metropolitan area. The ability of the Association's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for credit losses. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the level yield method. Amortization of net deferred loan fees or costs is discontinued when a loan is placed on non-accrual status.

The accrual of interest income on loans is discontinued at the time the loan becomes 90 days past due. At that time, uncollected interest previously recorded is reversed. If the delinquent interest is subsequently collected, it is credited to income in the period collected. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Payments subsequently received on non-accrual loans are applied to principal. Interest income is recognized to the extent that cash payments are received in excess of principal due. A loan may return to accrual status when principal and interest payments are no longer past due and collectability is reasonably assured.

Allowance for Credit Losses (“ACL”) – Loans

The allowance for credit losses is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Management's determination of the adequacy of the ACL is based on an assessment of the expected credit losses on loans over the expected life of the loan. The ACL is increased by provision expense and decreased by charge-offs, net of recoveries of amounts previously charged-off. Loans are charged off when management believes that the collection of the principal amount owed in full is unlikely. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. Any interest that is accrued but not collected is reversed against interest income when a loan is placed on nonaccrual status, which typically occurs prior to charging off all, or a portion, of a loan. The Association made the policy election to exclude accrued interest receivable on loans from the estimate of credit losses. The Association calculates estimated credit loss on its portfolio primarily using quantitative methodologies using relevant available information from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The ACL is evaluated and calculated on a collective basis for those loans which share similar risk characteristics. At each reporting period, the Association evaluates whether the loans in a pool continue to exhibit similar risk characteristics as the other loans and whether it needs to evaluate the allowance on an individual basis. Loans that do not share risk characteristics are evaluated on an individual basis. When the borrower is experiencing financial difficulty and repayment is expected to be provided through the operation or sale of the collateral, the expected credit losses are based on the fair value of collateral at the reporting date, adjusted for selling costs as appropriate.

The Association has chosen to segment its portfolio consistent with the manner in which it manages the risk of the type of credit. The Association’s portfolio segments for loans include residential, construction, commercial and share. Expected credit losses are estimated over the contractual term of each loan taking into consideration expected prepayments. The contractual term excludes expected extensions, renewals, and modifications.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses (“ACL”) – Loans (continued)

Also included in the allowance for credit loss are qualitative reserves to cover losses that are expected but, in the Association’s assessment, may not be adequately represented in the quantitative method or the economic assumptions described above. For example, factors that the Association considers include the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and non-accrual loans and current business conditions.

The Association designates individually evaluated loans on nonaccrual status as collateral-dependent loans, as well as other loans that management of the Association designates as having higher risk. Collateral-dependent loans are loans for which the repayment is expected to be provided through the operation or sale of the collateral and the borrower is experiencing financial difficulty. These loans do not share common risk characteristics and are not included within the collectively evaluated loans for determining the allowance for credit losses. For collateral-dependent loans, the Association has adopted the practical expedient to measure the allowance for credit losses based on the fair value of collateral. The allowance for credit losses is calculated on an individual loan basis based on the shortfall between the fair value of the loan's collateral, which is adjusted for liquidation costs/discounts, and amortized cost. If the fair value less estimated selling costs of the collateral exceeds the amortized cost, no allowance is required.

In addition to the ACL on loans held for investment, the current expected credit loss model (CECL) requires a balance sheet liability for unfunded commitments, which is recognized if both of the following conditions are met: (1) the Association has a present contractual obligation to extend credit; and (2) the obligation is not unconditionally cancellable by the Association. Loan commitments may have a funded and unfunded portion, of which the liability for unfunded commitments is derived based upon the commitments to extend credit to a borrower (e.g., an estimate of expected credit losses is not established for unfunded portions of loan commitment that are unconditionally cancellable by the Association). The expected credit losses for funded portions are reported in the previously discussed ACL. The Association does not have any commitments that are unconditionally cancellable and therefore all commitments are in scope for an ACL calculation. The Association segments its unfunded commitment portfolio consistent with the ACL calculation. As of December 31, 2024 and 2023, the ACL related to unfunded commitments was not significant.

Property and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. The estimated useful life of office buildings is 30 years, furniture and fixtures principally 5 to 10 years, and automobiles 4 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are initially recorded at the lower of the related loan balance or fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Management periodically performs valuations, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs related to improvement of the property are capitalized, whereas costs related to holding the property are charged to operations.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies (continued)

Revenue Recognition

Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method.

Non-interest income activities include service charges on deposits and lending-related fees. Fees are earned on deposit accounts for account maintenance and various transaction-based services, wire transfer activities, check order processing and insufficient funds/overdraft transactions. Lending-related fees generally represent transactional fees earned from late fees and document and other processing fees. These revenue streams are generally recognized when the transactions occur or as the service is performed. The Association’s performance obligations are generally satisfied as the services are rendered and typically do not extend beyond a reporting period. These fees, which are typically billed and collected after services are rendered, are readily determinable and allocated individually to each service. There are no significant judgments relating to the amount and timing of revenue recognition for these revenue streams. The Association does not incur costs to obtain contracts.

Segment Information

The Association’s operations are managed, and financial performance is evaluated, by our chief operating decision maker (“CODM”) on an Association-wide basis. The Association serves the banking needs of customers in our market area, which consists of Jefferson and St. Tammany Parishes in Louisiana.  Revenues are derived primarily from interest income from residential one-to-four family residential loans, residential construction loans, lines of credit and commercial real estate loans and from interest earned on cash equivalents.  The Association attracts deposits from the general public to fund its activities.  The President and Chief Executive Officer is the chief decision maker.  The accounting policies of the segment are the accounting policies of the entity.  The performance of the Association is reviewed monthly by the President and Board of Directors. As resource allocation and performance decisions are not made based on discrete financial information of individual lines of business, the Association considers its current business and operations as a single reportable operating segment.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet, i.e., financial condition) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various statement of financial condition assets and liabilities and gives current recognition to changes in tax rates and laws. U.S. GAAP provides accounting and disclosure guidance about positions taken by an entity in its tax returns that might be uncertain. The Association believes that it has appropriate support for any tax positions taken, and management has determined that there are no uncertain tax positions that are material to the financial statements. Penalties and interest assessed by income taxing authorities, if any, would be included in income tax expense.

Off-Statements of Financial Condition Financial Instruments

In the ordinary course of business, the Association has entered into off-statement of financial condition instruments consisting of commitments to extend credit. Such financial instruments are recorded in the financial statements when they become payable.

Non-Direct Response Advertising

The Association expenses advertising costs as incurred. Advertising costs were $2,812 and $13,439 for the years ended December 31, 2024 and 2023, respectively.

1.	Summary of Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

Accounting Standards Adopted in 2024

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.  ASU 2023-07 requires that a public entity that has a single reportable segment provides all the disclosures required by the amendments in this ASU and all existing disclosures in Topic 280. The Association has determined that its current business and operations consist of a single business segment and a single reporting unit.

The amendments in this Update are intended to improve segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The key amendments included in this Update:

●

Require disclosure on an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and are included within each reported segment profit and loss;

●	Require disclosure on an annual and interim basis, an amount for other segment items (defined in the ASU) and a description of its composition;

●	Clarify that if the CODM uses more than one measure of the segment’s profit or loss in assessing performance, one or more of those additional measures may be reported; and

●	Require disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing performance.

The Association applied this ASU retrospectively and new disclosures have been added as applicable for a single reportable operating segment.

Accounting Standards Issued But Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," to enhance the transparency and decision usefulness of income tax disclosures by requiring additional categories of information about federal, state, and foreign income taxes to be included in the rate reconciliation and by requiring more detail to be disclosed on certain reconciling item categories that meet a quantitative threshold. Additionally, the amendment requires all entities to annually disclose disaggregated information about income taxes paid using specific quantitative thresholds and income tax expense (or benefit) from continuing operations. The amendments in this update are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. Entities should apply the amendments on a prospective basis and retrospective application is permitted. As the update contains only amendments to disclosure requirements, adoption will have no impact to the Association’s consolidated results of operations or financial condition.

In November 2024, the FASB issued ASU 2024-03, “Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40),” to improve the disclosures about a public business entity’s expenses in commonly presented expense captions. The amendments in this update require disclosure of specified information about certain costs and Table of Contents 101 expenses in the notes to financial statements. Disclosure requirements also include a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, among other items. An entity is not precluded from providing additional voluntary disclosures that may provide investors with additional decision-useful information. This update, as amended, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this update should be applied either prospectively to financial statements issued for reporting periods after the effective date of this update, or retrospectively to any or all prior periods presented in the financial statements. The Association is currently assessing the provisions of this guidance. As the update contains only amendments to disclosure requirements, adoption will have no impact to the Association’s consolidated results of operations or financial condition.

2.	Loans Receivable

A summary of the balances of loans as of December 31 is as follows (dollars in thousands):

	2024	2023
Real estate loans
Residential	$29,774	$30,988
Construction	-	18
Commercial	597	707
Total real estate loans	30,371	31,713
Share Loans	295	326
Total loans	30,666	32,039
Unamortized, net deferred loan costs	146	142
Less allowance for credit losses	(185)	(200)
Loans receivable, net	$30,627	$31,981

Weighted average yield	4.38%	4.22%

Loans are stated at the amount of unpaid principal net of discounts and premiums on acquired loans before allowance for credit losses. Interest on loans is calculated using the effective interest method. The allowance for credit losses was charged with $15,000 in 2024. There was no activity in the allowance for the year ended December 31, 2023.

Loan Origination/Risk Management/Credit Concentration – The Association has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Association’s Board of Directors reviews and approves these policies and procedures on a regular basis. Although the Association has a diversified loan portfolio, the Association has concentrations of credit risks related to the real estate market, including residential, commercial, and construction lending. Most of the Association’s lending activity occurs within the greater New Orleans, Louisiana metropolitan area.

The Association has certain loans for which repayment is dependent upon the operation or sale of collateral, based on the borrower’s financial difficulties. The underlying collateral can vary based on type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans and the risk characteristics:

Real estate loans– Residential – this portfolio consists primarily of residential loans for single and multifamily properties. Residential loans are generally secured by the first mortgage, and in some cases second mortgage, of owner occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers and can be impacted by economic conditions within their market area. Declines in market value can result in residential mortgages with outstanding balances in excess of the collateral value of the property securing the loan. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

Construction Loans – Construction loans include loans secured by real estate. Construction loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, or an interim loan commitment from the Association until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions, the cost of construction and the availability of long-term financing. Residential construction loans can experience delays in construction and cost overruns that can exceed the borrower’s financial ability to complete the construction project, which could result in unmarketable collateral.

Commercial Real Estate Loans – Commercial real estate loans include loans secured by real estate. Repayment of these loans are primarily dependent on cash flows from the operations of the property and personal income of the borrower, which can be impacted by economic conditions in the market. A decrease in demand for commercial real estate in our market area could result in decreases in the underlying collateral values and make repayment of the outstanding loans more difficult for our borrowers. Loans secured by non-residential properties and multifamily housing are dependent upon the ability of the property to produce cash flow sufficient to cover debt service and other operating expenses. These property types are susceptible to weak economic conditions which can result in high vacancy rates.

Home Equity Loans – Home equity loans and lines of credit loans are secured by first or junior liens on residential real estate making such loans susceptible to deterioration in residential real estate values. Additional risks include lien perfection deficiencies and the inherent risk that the borrower may draw on the lines in excess of their collateral value, particularly in a deteriorating real estate market.

Share Loans – The share loan portfolio consists of loans secured by savings or certificate of deposit accounts of customers. Risk is mitigated by the fact that the loans are of smaller individual amounts and secured by deposit accounts.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

The following tables present a summary by loan class of past due and non-accrual loans as of December 31, 2024 and 2023 (dollars in thousands):

December 31, 2024	30 to 90 days past due	Greater than 90 days past due	Current Loans	Total	Past due greater than 90 days accruing
Real estate loans
Loan Secured by Real Estate
Adjustable Rate - home equity	$-	$-	$711	$711	$-
Fixed Rate:
Land Loan	-	-	471	471	-
Multifamily	-	-	288	288	-
1-4 Family residential	354	-	27,950	28,304	-
Total residential loans- non-construction	354	-	29,420	29,774	-
Construction residential	-	-	-	-	-
Commercial	-	-	597	597	-
Total real estate loans	354	-	30,017	30,371	-

Share Loans	-	-	295	295	-

Total	$354	$-	$30,312	$30,666	$-

There are no non-accrual loans as of December 31, 2024.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

December 31, 2023	30 to 90 days past due	Greater than 90 days past due	Current Loans	Total	Past due greater than 90 days accruing
Real estate loans
Loan Secured by Real Estate
Adjustable Rate - home equity	$-	$-	$575	$575	$-
Fixed Rate:
Land Loan	-	34	113	147	-
Multifamily	-	-	302	302	-
1-4 Family residential	-	-	29,964	29,964	-
Total residential loans- non-construction	-	34	30,954	30,988	-
Construction residential	-	-	18	18	-
Commercial	-	-	707	707	-
Total real estate loans	-	34	31,679	31,713	-

Share Loans	-	-	326	326	-

Total	$-	$34	$32,005	$32,039	$-

December 31, 2023	Nonaccrual loans with no allowance	Nonaccrual loans with an allowance	Total nonaccrual loans
Real estate loans
Loan Secured by Real Estate
Adjustable Rate - home equity	$-	$-	$-
Fixed Rate:
Land Loan	34	-	34
Multi family	-	-	-
1-4 Family residential	-	-	-
Total residential loans- non-construction	34	-	34
Construction residential	-	-	-
Commercial	-	-	-
Total real estate loans	34	-	34
			-
Share Loans	-	-	-
Total	$34	$-	$34

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

Loans receivable as of December 31, 2024 and 2023 are scheduled to mature and adjustable-rate loans are scheduled to reprice as follows (dollars in thousands):

December 31, 2024	Less than one year	One to five years	Six to ten years	More than ten years	Total
Real estate loans
Loan Secured by Real Estate
Adjustable Rate - home equity	$711	$-	$-	$-	$711
Fixed Rate:
Land Loan	-	40	377	54	471
Multi family	-	-	-	288	288
1-4 Family residential	23	875	3,349	24,057	28,304
Total residential loans- non-construction	734	915	3,726	24,399	29,774
Construction residential	-	-	-	-	-
Commercial	-	75	522	-	597
Total real estate loans	734	990	4,248	24,399	30,371

Share Loans	295	-	-	-	295

Total	$1,029	$990	$4,248	$24,399	$30,666

December 31, 2023	Less than one year	One to five years	Six to ten years	More than ten years	Total
Real estate loans
Loan Secured by Real Estate
Adjustable Rate - home equity	$575	$-	$-	$-	$575
Fixed Rate:
Land Loan	34	30	24	59	147
Multi family	-	-	-	302	302
1-4 Family residential	-	280	3,239	26,445	29,964
Total residential loans- non-construction	609	310	3,263	26,806	30,988
Construction residential	-	-	-	18	18
Commercial	-	101	606	-	707
Total real estate loans	609	411	3,869	26,824	31,713

Share Loans	326	-	-	-	326

Total	$935	$411	$3,869	$26,824	$32,039

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

During the years ended December 31, 2024 and 2023, the Association sold no mortgage loans. The Association had no loan modifications in 2024 or 2023.

Credit Quality Indicators

The Association uses several credit quality indicators to manage credit risk in an ongoing manner. The Association's primary credit quality indicators are to use an internal credit risk rating system that categorizes loans into pass, special mention, substandard, or doubtful categories. Credit risk ratings are applied individually to those classes of loans that have significant or unique credit characteristics that benefit from a case-by-case evaluation. Groups of loans and leases that are underwritten and structured using standardized criteria and characteristics, such as statistical models (e.g., credit scoring or payment performance), are typically risk-rated and monitored collectively.

The following are the definitions of the Association's credit quality indicators:

Pass: Loans that comply in all material respects with the Association's loan policies, which are adequately secured with conforming collateral, and are extended to borrowers with documented cash flow and/or liquidity to safely cover their total debt service requirements. This grade includes loans to borrowers of solid credit quality with no higher-than-normal risk of loss. Borrowers in this category have satisfactory financial strength and adequate cash flow coverage to service debt requirements. Collateral type and quality, as well as protection, are adequate. The borrower is strong and capable, financial information is timely and accurate, and guarantor support is strong.

Watch: Loan that are above the FNMA limits are monitored on a routine basis. In addition, loans that become delinquent are initially identified as watch list loans for further monitoring: these loans do not currently expose the institution to sufficient risk to warrant adverse classification.

Special Mention: Loans that have potential weaknesses that, if left uncorrected, may result in deterioration of repayment prospects for the asset or in the Association's credit position at some future date. The Association’s special mention rating aligns with the regulatory definition. A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these weaknesses may result in deterioration of repayment prospects. These weaknesses may include deteriorating balance sheets, strained liquidity and elevated leverage ratios. Cash flow and profitability are marginally sufficient to service debt and collateral is exhibiting signs of decline in value; however, protection is currently sufficient. Limited management experience or weaknesses have emerged requiring more than normal supervision, and uncertainties regarding the quality of the financials are not explained. Guarantor has very limited ability or willingness to provide short-term support. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

Classified Loans Credit Quality Indicators

Substandard: Loans that are inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged. These assets have a well-defined weakness or weaknesses. The Association has a distinct possibility to sustain some loss if the deficiencies are not corrected.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

Classified Loans Credit Quality Indicators (continued)

Doubtful: Loans that have the weaknesses of those classified Substandard, with the added characteristic that the weaknesses make the collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The likelihood of loss on an asset is high.

The Association’s credit quality indicators are periodically updated on a case-by-case basis.

The following presents, by class and by credit quality indicator, the recorded investment in the Association's loans as of December 31 (dollars in thousands):

December 31, 2024	Pass/ Watch	Special Mention	Sub-standard	Doubtful	Total
Real estate loans
Residential	$29,774	$-	$-	$-	$29,774
Construction	-	-	-	-	-
Commercial	597	-	-	-	597
Share Loans	295	-	-	-	295
Total	$30,666	$-	$-	$-	$30,666

December 31, 2023	Pass/ Watch	Special Mention	Sub-standard	Doubtful	Total
Real estate loans
Residential	$30,954	$-	$34	$-	$30,988
Construction	18	-	-	-	18
Commercial	707	-	-	-	707
Share Loans	326	-	-	-	326
Total	$32,005	$-	$34	$-	$32,039

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

The following table reflects loans by credit quality indicator and origination year at December 31, 2024 (dollars in thousands):

December 31, 2024	2024	2023	2022	2021	2020	Prior	Total
Residential real estate:
Loans Secured by Residential Real Estate - Non-construction
Pass/Watch	$1,178	$2,003	$5,228	$5,193	$3,771	$12,401	$29,774
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	1,178	2,003	5,228	5,193	3,771	12,401	29,774
Current period gross write offs	-	-	-	-	-	15	15

Loans Secured by 1-4 Family Residential - Construction
Pass/Watch	-	-	-	-	-	-	-
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-
Current period gross write offs	-	-	-	-	-	-	-

Loans Secured by Commercial Real Estate
Pass/Watch	-	-	-	-	-	597	597
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	-	-	-	-	-	597	597
Current period gross write offs	-	-	-	-	-	-	-

Share Loans
Pass/Watch	-	-	185	-	-	110	295
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	-	-	185	-	-	110	295
Current period gross write offs	-	-	-	-	-	-	-

All Loans
Pass/Watch	1,178	2,003	5,413	5,193	3,771	13,108	30,666
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	$1,178	$2,003	$5,413	$5,193	$3,771	$13,108	$30,666
Current period gross write offs	$-	$-	$-	$-	$-	$15	$15

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

The following table reflects loans by credit quality indicator and origination year at December 31, 2023 (dollars in thousands):

December 31, 2023	2023	2022	2021	2020	2019	Prior	Total
Residential real estate:
Loans Secured by Residential Real Estate - Non-construction
Pass/Watch	$1,358	$5,369	$5,430	$4,764	$1,721	$12,312	$30,954
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	34	34
Total	1,358	5,369	5,430	4,764	1,721	12,346	30,988
Current period gross write offs	-	-	-	-	-	-	-

Loans Secured by 1-4 Family Residential - Construction
Pass/Watch	18	-	-	-	-	-	18
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	18	-	-	-	-	-	18
Current period gross write offs	-	-	-	-	-	-	-

Loans Secured by Commercial Real Estate
Pass/Watch	-	-	-	-	-	707	707
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	-	-	-	-	-	707	707
Current period gross write offs	-	-	-	-	-	-	-

Share Loans
Pass/Watch	-	212	-	-	50	64	326
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	-	-
Total	-	212	-	-	50	64	326
Current period gross write offs	-	-	-	-	-	-	-

All Loans
Pass/Watch	1,376	5,581	5,430	4,764	1,771	13,083	32,005
Special Mention	-	-	-	-	-	-	-
Classified	-	-	-	-	-	34	34
Total	$1,376	$5,581	$5,430	$4,764	$1,771	$13,117	$32,039
Current period gross write offs	$-	$-	$-	$-	$-	$-	$-

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

Allowance for Credit Losses on Loans Receivable

The allowance for credit loss (loan losses) represents the estimated amount considered necessary to cover lifetime expected credit losses inherent in financial assets at the statement of financial condition date. The following table summarizes the activity by loan categories as of (dollars in thousands):

	Residential Real Estate Loans
December 31, 2024	Mortgage	Construction	Commercial Real Estate	Share Loans	Total
Allowance for Credit Losses
Beginning Balance	$175	$15	$10	$-	$200
Charge-offs	(15)	-	-	-	(15)
Recoveries	-	-	-	-	-
Provision for credit losses	13	(12)	(1)	-	-
Ending Balances	$173	$3	$9	$-	$185

Ending Balances Allocated to:
Individually Evaluated for Impairment	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	173	3	9	-	185
Total	$173	$3	$9	$-	$185

	Residential Real Estate Loans
December 31, 2023	Mortgage	Construction	Commercial Real Estate	Share Loans	Total
Allowance for Credit Losses
Beginning Balance	$198	$2	$-	$-	$200
Charge-offs	-	-	-	-	-
Recoveries	-	-	-	-	-
Provision for credit losses	(23)	13	10	-	-
Ending Balances	$175	$15	$10	$-	$200

Ending Balances Allocated to:
Individually Evaluated for Impairment	$-	$-	$-	$-	$-
Collectively Evaluated for Impairment	175	15	10	-	200
Total	$175	$15	$10	$-	$200

Allowance for Credit Losses on Unfunded Loan Commitments

The Association considered an adjustment for credit losses on unfunded loan commitments with the adoption of CECL and for the years ended December 31, 2024 and 2023 to be insignificant.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

2.	Loans Receivable (continued)

Related-Party Loans

In the ordinary course of business, the Association has granted loans to principal officers and directors, and entities in which they have significant ownership or management positions. An analysis of the changes in loans to such borrowers for the years ended December 31 follows (dollars in thousands):

	2024	2023
Balance, Beginning	$915	$851
Additions	425	127
Payments	(54)	(63)
Balance, Ending	$1,286	$915

3.	Property and Equipment

A summary of the cost and accumulated depreciation of property and equipment at December 31 is as follows (dollars in thousands):

	2024	2023
Land	$835	$835
Buildings and Improvements	1,682	1,682
Equipment	519	519
Automobile	77	77
Total	3,113	3,113
Less: accumulated depreciation	(1,607)	(1,530)
Balance, Ending	$1,506	$1,583

4.	Deposits

Certificates of deposit and other time deposits issued in denominations that meet or exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000 totaled $1,671,361 and $1,593,144 at December 31, 2024 and 2023, respectively, and are included in interest-bearing deposits in the statements of financial condition.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

4.	Deposits (continued)

A summary of deposit balances by type as of December 31 is as follows (dollars in thousands):

	Interest Rates as of Dec 31, 2024	2024	2023
Now Checking Accounts	0.00-0.20%	$8,406	$8,528
Passbook Savings Accounts	0.01%	11,548	2,798
		19,954	11,326

Certificates of Deposit	0.00-0.99%	1,538	3,803
	1.00-1.99%	267	249
	2.00-2.99%	6	-
	3.00-3.99%	3,799	3,306
	4.00-4.99%	746	436
	5.00-5.99%	3,225	1,736
		9,581	9,530

	Total	$29,535	$20,856

Time Deposits

At December 31, the scheduled maturities of time deposits were as follows (dollars in thousands):

	2024		2023
Period of Maturity	Amount	Percentage of Total	Amount	Percentage of Total
Within 12 months	$9,125	95.24%	$6,986	73.31%
13 months - 24 months	365	3.81%	2,435	25.55%
25 months - 36 months	78	0.81%	104	1.09%
37 months - 48 months	1	0.01%	5	0.05%
40 months - 60 months	12	0.13%	-	-%
Total	$9,581	100.00%	$9,530	100.00%

Deposits with Related Parties and Concentrations

During the normal course of business, the Association accepts deposits from members of the Board of Directors and officers. As of December 31, 2024 and 2023, these deposits totaled $4,705,789 and $4,907,657. As of December 31, 2024 and 2023, one customer represented 16% and 23% of the total deposits outstanding, respectively.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

4.	Deposits (continued)

Interest-Bearing Deposits

Interest expense on deposits during the years ended December 31 was as follows (dollars in thousands):

	2024	2023
Now Accounts	$9	$11
Passbook Accounts	-	-
Certificates of Deposit	355	134
Total	$364	$145

Weighted Average Interest Rate	1.77%	0.67%

The weighted average interest rate on NOW accounts was 0.04%, on passbook savings accounts was 0.01%, and on certificates of deposit was 3.84% as of December 31, 2024. The weighted average interest rate on NOW accounts was 0.12%, on passbook savings accounts was 0.01%, and on certificates of deposit was 2.73% as of December 31, 2023.

5.	Advances from Federal Home Loan Bank (FHLB)

The Association has a line of credit with the FHLB through which advances are drawn. The total available line of credit at December 31, 2024 and 2023 was $12.4 million and $12.8 million, respectively. The unused portion of the line of credit as of December 31, 2024 was approximately $12.4 million. Pursuant to collateral agreements with the FHLB, advances are secured by a blanket-floating lien on first mortgage loans. No advances from the FHLB were outstanding as of December 31, 2024. During 2024, the Association obtained FHLB advances of $855,000 which all were paid as of December 31, 2024. During 2023, the Association obtained FHLB advances of $1,000,000, of which $500,000 was outstanding with an interest rate of 5.712% as of December 31, 2023, which matured and were paid August 5, 2024.

6.	Income Taxes

The provision for income taxes consisted of the following for the years ended December 31 (dollars in thousands):

	2024	2023
Current tax benefit	$-	$(7)
Deferred tax expense (benefit)	(27)	30
Total	$(27)	$23

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

6.	Income Taxes (continued)

The net deferred tax liability, as reflected in the accompanying statements of financial condition, includes the following components as of December 31 (dollars in thousands):

	2024	2023
Deferred Tax Assets
Allowance for credit loss and other	$39	$42
Net operating loss carryforward	25	-
Total deferred tax assets	64	42

Deferred Tax Liabilities
Depreciation	19	30
Federal Home Loan Bank stock	35	31
Deferred loan cost/fees	31	29

Total deferred tax liabilities	85	90

Net deferred tax liability	$(21)	$(48)

The provision for federal income taxes differs from that computed at the statutory 21% corporate tax rate, was as follows for the years ended December 31:

	For the Years ended December 31,
	2024	Effective Rate	2023	Effective Rate
Income tax expense (benefit) at Statutory rate	$(26,699)	21.0%	$22,857	21.0%
Other	(278)	0.2%	360	0.3%

Net	$(26,977)	21.2%	$23,217	21.3%

Included in retained earnings at December 31, 2024 and 2023 is approximately $980,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad debt losses or adjustments arising from the carryback of net operating losses would create income for tax purposes only, which would be subject to the then current income tax rate.

The unrecorded deferred income tax liability on the above amount was approximately $206,000 as of December 31, 2024 and 2023.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

7.	Off-Statement of Financial Condition Activities

In the normal course of business, the Association has outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying financial statements. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the Association's statements of financial condition. The Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Association uses the same credit policies in making such commitments as it does for instruments that are included in the statements of financial condition.

As of December 31, 2024 and 2023, the Association had commitments to extend credit of $1,212,486 and $2,351,167, respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include commercial and residential real estate, land, accounts receivable, inventory, and property and equipment.

8.	Segments and Significant Group Concentrations of Credit Risk

The chief decision maker assesses performance for the Association and decides how to allocate resources based on net income, cash and cash equivalents, and capital (retained earnings) that is also reported on the  statements of operations and financial condition.  The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits.  Net income is used to monitor budget versus actual results.  The measure of segment assets is reported on the balance sheet as total assets.

The results of the operations for the segment are as follows for the years ended  December 31, 2024 and 2023 (dollars in thousands):

	2024	2023
Interest income	$1,458	$1,483
Interest expense	390	160
Income before provision for credit losses	1,068	1,323
Provision for credit losses	-	-
Income after provision for credit losses	1,068	1,323
Other income	35	36
Noninterest expense (see note)	1,230	1,250
Income before taxes	(127)	109
Income tax provision (benefit)	(27)	23
Net income (loss)	$(100)	$86
Cash and cash equivalents	$9,940	$1,710
Retained Earnings	$13,916	$14,016

Note: The chief operating decision maker reviews non-interest expense at the level included in the Statement of Operations.

Most of the Association's lending activity is with customers located within the greater New Orleans, Louisiana metropolitan area. Generally, the loans are secured. The loans are expected to be repaid from cash flows, proceeds from the sale of selected assets of the borrowers, or insurance proceeds.

The contractual amounts of credit-related financial instruments, such as commitments to extend credit, represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer defaults, and the value of any existing collateral becomes worthless.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

9.	Employee Benefit Plan

The Association has a qualified, non-contributory, defined contribution retirement plan covering all employees. Employees are eligible after one year of service. The Association's contributions are discretionary to the retirement plan. Benefits vest under the plan based on years of service with full vesting after seven years. For each of the years ended December 31, 2024 and 2023, the Association had $12,000 in contribution expenses associated with the plan.

In August 2024, Magnolia Bancorp established an employee stock ownership plan (“ESOP”) for the benefit of all employees of Magnolia Bancorp and the Association, and the Association also adopted the ESOP as a participating employer. Because the Association’s conversion to stock form was not completed until January 14, 2025, there was no activity in the ESOP and no contributions to the ESOP in 2024. See Note 13 below.

10.	Regulatory Matters

The Association is subject to various regulatory capital requirements administered by its primary Federal regulator, the Office of the Comptroller of Currency (OCC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines involving quantitative measures of the Association's assets, liabilities, and certain off-financial condition items as calculated under regulatory accounting practices.

The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total risk-based and Tier I risk-based capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier I core capital (as defined) to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). The final rules implementing Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became fully effective for the Association on January 1, 2019. Management believes, as of December 31, 2024, that the Association meets all capital adequacy requirements to which it is subject.

As of December 31, 2024 the most recent notification from the OCC categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Association must maintain minimum total risk based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the notification that management believes have changed the Association’s prompt corrective action category.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

10.	Regulatory Matters (continued)

The Association's actual capital amounts and ratios as of December 31, 2024 and 2023 are presented in the table (dollars in thousands):

		Actual		Required for Capital Adequacy Purposes		Required to be Well-Capitalized Under Prompt Corrective Action Provisions
December 31, 2024		Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	(1)	$13,916	37.80%	$1,472	4.00%	$1,841	5.00%
Common Equity Tier 1	(2)	13,916	73.80%	849	4.50%	1,226	6.50%
Tier 1 Risk-Based Capital	(2)	13,916	73.80%	1,131	6.00%	1,508	8.00%
Total Risk-Based Capital	(2)	$14,101	74.78%	$1,508	8.00%	$1,886	10.00%

		Actual		Required for Capital Adequacy Purposes		Required to be Well-Capitalized Under Prompt Corrective Action Provisions
December 31, 2023		Amount	Ratio	Amount	Ratio	Amount	Ratio
Tier 1 Leverage Ratio	(1)	$14,016	38.40%	$1,459	4.00%	$1,824	5.00%
Common Equity Tier 1	(2)	14,016	72.99%	864	4.50%	1,247	6.50%
Tier 1 Risk-Based Capital	(2)	14,016	72.99%	1,151	6.00%	1,535	8.00%
Total Risk-Based Capital	(2)	$14,216	74.03%	$1,535	8.00%	$1,919	10.00%

(1)	Amounts and ratios to adjusted total assets
(2)	Amounts and ratios to total risk-weighted assets

11.	Related-Party Transactions

There were no related-party transactions during the years ended December 31, 2024 and 2023 other than loans and deposits with officers and directors.

12.	Fair Value Measures

Under the FASB's authoritative guidance for fair value measurements, the Association must determine the appropriate level in the fair value hierarchy for each fair value measurement. To increase consistency and comparability in fair value measurements, the guidance established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

12.	Fair Value Measures (continued)

The levels are as follows:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities as of the reporting date. Financial assets and liabilities utilizing Level 1 inputs include active exchange-traded equity securities, exchange-based derivatives, mutual funds, and money market funds.

Level 2 Inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data. Financial assets and liabilities utilizing Level 2 inputs include fixed income securities, non-exchange-based derivatives, commingled investment funds not subject to purchase and sale restrictions, and fair-value hedges.

Level 3 Unobservable inputs, such as internally developed pricing models for the asset or liability due to little or no market activity for the asset or liability. Financial assets and liabilities utilizing Level 3 inputs include infrequently traded non-exchange-based derivatives and commingled investment funds subject to purchase and sale restrictions.

Assets and Liabilities Measured on a Non-Recurring Basis

The following describes the hierarchy designation, valuation methodologies, and key inputs for those assets that are measured at fair value on a non-recurring basis:

Collateral Dependent Loans

For collateral dependent loans, fair value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. The collateral dependent loan at December 31, 2023 consists of one one-to-four family mortgages secured by residential properties. The value of residential property collateral is determined based on appraisal by qualified licensed appraisers hired by the Association. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Techniques used in the measure of value that follows includes third-party appraisals and discounted cash flows, including estimates of costs to sell.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

12.	Fair Value Measures (continued)

The total estimated fair value and levels for collateral dependent loans for the year ended December 31, 2024 and 2023 are as follows (dollars in thousands):

December 31, 2024	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets
Collateral dependent loan	$-	$-	$-	$-
Total	$-	$-	$-	$-

December 31, 2023	Level 1	Level 2	Level 3	Total Estimated Fair Value
Assets
Collateral dependent loan	$-	$-	$34	$34
Total	$-	$-	$34	$34

The following methods and assumptions were used by the Association to estimate fair value of financial instruments (dollars in thousands):

Cash and cash equivalents - Fair value approximates carrying value.

FHLB stock - Consists of stock held as required by the Federal Home Loan Bank for membership and is carried at cost. While a fixed stock amount is required, the Federal Home Loan Bank stock requirement increases or decreases with the level of borrowing activity.

Loans receivable, net – Fair value is estimated by discounting the future cash flows using the current rate at which similar loans would be made to borrowers with similar credit rating and for the same remaining maturity. The fair value of loans is measured using an exit price notion.

Deposits - For NOW, passbook and certificates of deposit accounts, fair value is equal to the amount payable on demand or carrying value. For time deposits, fair value is estimated using a discounted cash flow method.

Advance, short-term - Fair value approximates carrying value.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

12.	Fair Value Measures (continued)

The carrying amount and estimated fair value of the Association’s financial instruments are as follows (in thousands):

		Fair Value Measures
December 31, 2024	Carrying Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$9,937	$9,937	$-	$-
FHLB stock	351	-	351	-
Loans receivable, net	30,627	-	-	28,232

Financial liabilities:
Deposits	$29,536	$-	$-	$25,887
Advances, short-term	-	-	-	-

		Fair Value Measures
December 31, 2023	Carrying Value	Level 1	Level 2	Level 3
Financial assets:
Cash and cash equivalents	$1,694	$1,694	$-	$-
FHLB stock	333	-	333	-
Loans receivable, net	31,981	-	-	30,309

Financial liabilities:
Deposits	$20,856	$-	$-	$18,787
Advances, short-term	500	500	-	-

13.	Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, March 27, 2025 and determined that the following matter required additional disclosure. No other subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

On January 14, 2025, the Association completed its conversion from a mutual savings and loan association to a stock savings and loan association and became a wholly owned subsidiary of Magnolia Bancorp. As part of the conversion, the Association incorporated Magnolia Bancorp as a Louisiana corporation in May 2024. Prior to completion of the conversion, Magnolia Bancorp did not engage in any active business. Magnolia Bancorp issued 833,750 shares of its common stock in subscription and community offerings for 10.00 per share, including 66,700 shares purchased by its ESOP. The funds received in the subscription and community offerings were initially held in a deposit account at the Association, which resulted in a temporary increase in the Association’s total deposits as of December 31, 2024. In connection with the completion of the conversion, $7.7 million on deposit at the Association was used to purchase shares of common stock of Magnolia Bancorp (with the remaining shares purchased with a loan to the ESOP), and an additional $1.4 million of deposits were refunded to purchasers in the over-subscribed community offering. The net proceeds of the offering were approximately $6,904,000, and Magnolia Bancorp used 50% of the net proceeds to purchase all of the Association’s newly-issued common stock. Magnolia Bancorp is a savings and loan holding company.

MUTUAL SAVINGS AND LOAN ASSOCIATION

NOTES TO FINANCIAL STATEMENTS

13.	Subsequent Events (continued)

Upon completion of the conversion, Magnolia Bancorp made a loan to the ESOP in the amount of $667,000, which the ESOP used to purchase 66,700 shares of common stock of Magnolia Bancorp. It is anticipated that contributions will be made to the ESOP in amounts necessary to amortize the debt to Magnolia Bancorp over a period of 30 years. Employees who have worked at least 1,000 hours in the first year of employment and who have attained at least the age of 21 are eligible to participate in the ESOP. The leveraged ESOP will be accounted for in accordance with the guidance under ASC 718, Compensation – Stock Compensation. Under ASC 718, unearned ESOP shares will not be considered outstanding for financial reporting purposes and will be shown as a reduction of shareholders’ equity as unearned compensation. Magnolia Bancorp will recognize compensation cost equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, the differential will be credited to shareholders’ equity. Magnolia Bancorp will receive a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to Magnolia Bancorp will not be reported as an asset nor will the debt of the ESOP be shown as a liability.

Magnolia Bancorp, Inc. General Information

SEC Filings	Market & Trading Symbol

Magnolia Bancorp, Inc. files required reports with the Securities and Exchange Commission. Copies of these reports can be accessed on the Investor Relations page of the Company’s website at	The common stock of Magnolia Bancorp, Inc. is quoted on the OTCQB Market under the symbol MGNO.
www.mutualsavings.com/investorrelations or upon written request to Michael L. Hurley, President and CEO at the following address:	Website
Corporate Headquarters	Please visit www.mutualsavings.com for information on
Magnolia Bancorp, Inc. 2900 Clearview Parkway Metairie, LA 70006 (504) 455-2444	products, services, press releases and other information.
Shareholder Services – Transfer Agent/Registrar	Securities Counsel

Shareholders needing assistance with stock records, transfers or lost certificates, please contact Magnolia Bancorp, Inc.’s transfer agent:	Silver, Freedman, Taff & Tiernan LLP 3299 K Street, N.W., Suite 100 Washington, DC 20007 (202) 295-4500 www.sfttlaw.com
Pacific Stock Transfer 6725 Via Austi Parkway, Suite 300 Las Vegas, NV 89119 (800) 785-7782 info@pacificstocktransfer.com

Boards of Directors & Executive Officers of Magnolia Bancorp and Mutual Savings

Michael L. Hurley Chairman. President and Chief Executive Officer	Anita C. Cambre Director, Vice President, Secretary and Chief Financial Officer

John H. Andressen Vice Chairman Currently Retired	Robert M. Hurley Owner of Hurley Homes, LLC
Peyton B. Burkhalter	Jason L. Manson VP of Larry Loyd Construction Co.
Attorney and General Contractor